   As filed with the Securities and Exchange Commission on February 18, 2000

                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                            PARADIGM GENETICS, INC.
             (Exact name of Registrant as specified in our charter)

                               ----------------

          North Carolina                         8731                             54-2047837
  (State or other jurisdiction of    (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)      Classification Code Number )           Identification Number)

                              104 Alexander Drive
                  Research Triangle Park, North Carolina 27709
                                 (919) 425-3000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ----------------

                              John A. Ryals, Ph.D.
                     Chief Executive Officer and President
                            Paradigm Genetics, Inc.
                              104 Alexander Drive
                  Research Triangle Park, North Carolina 27709
                                 (919) 425-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                                   Copies to:

              Jeffrey M. Wiesen, Esq.                                 David W. Pollak, Esq.
              Peter S. Lawrence, Esq.                               Stephanie M. Gulkin, Esq.
            Mintz, Levin, Cohn, Ferris,                            Morgan, Lewis & Bockius LLP
              Glovsky and Popeo, P.C.                                    101 Park Avenue
                One Financial Center                                   New York, NY 10178
                  Boston, MA 02111                                       (212) 309-6000
                   (617) 542-6000

                               ----------------

                Approximate date of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [_]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement number for the same offering. [_]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
     Title of Securities            Proposed Maximum            Amount of
       to be Registered        Aggregate Offering Price(1) Registration Fee(2)
------------------------------------------------------------------------------
Common Stock, par value $.01
 per share...................         $100,000,000               $26,400
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act, as amended.
(2) Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum offering price.

                               ----------------

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this prospectus is not complete and may be       +
+changed. We may not sell these securities until the registration statement    +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus is not an offer to sell securities, and we are not soliciting + +offers to buy these securities, in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED       , 2000

PROSPECTUS

                         [PARADIGM GENETICS, INC. LOGO]

                                       Shares

                                  Common Stock

   This is an initial public offering of common stock by Paradigm Genetics,
Inc. We are selling      shares of common stock.

                                 -------------

   There is currently no public market for our common stock. We have applied to list our common stock on the Nasdaq National Market under the symbol PDGM.

                                 -------------

                                                                  Per
                                                                 Share   Total
                                                                 ------ -------
Public offering price........................................... $      $
Underwriting discounts.......................................... $      $
Proceeds to Paradigm Genetics................................... $      $

   The underwriters may also purchase up to        additional shares of common
stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

   Chase Securities Inc. expects to deliver the shares to purchasers on or
about              , 2000.

                                 -------------

                 Investing in our common stock involves risks.

                    See "Risk Factors" beginning on page 5.

                                 -------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Chase H&Q

            J.P. Morgan

                                                  Pacific Growth Equities, Inc.

                                                                  Stephens Inc.


              , 2000

     Photographs of Paradigm's target markets with this text superimposed:

     Paradigm Genetics is harnessing the power of biology for global crop production, nutrition, industrial applications, and human health.

     Collage of target market photos:
     .  field crops with agricultural workers
     .  family eating fresh food at a picnic
     .  children with malnutrition with fields of rice in the background
     .  carpet coming off factory line
     . factory floor showing machinery with industrial lubricant being applied . supermarket shelves showing cereals
     .  generic shot of vitamins, other pills

     Text: Industrializing Gene Function Determination
     Graphical representation of Paragdigm's process for industrializing gene function determination:
     . GeneFunction Factory graphic showing how gene function determination has been automated and industrialized. The process from gene discovery to data being captured in the database is exemplified by cutouts showing actual photos of Paradigm staff and equipment superimposed over a toned down factory/assembly line.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
      Prospectus Summary.................................................   1
      Risk Factors.......................................................   5
      Special Note Regarding Forward-Looking Statements..................  15
      Use of Proceeds....................................................  16
      Dividend Policy....................................................  16
      Capitalization.....................................................  17
      Dilution...........................................................  18
      Selected Financial Data............................................  19
      Management's Discussion and Analysis of Financial Condition and
       Results of Operations.............................................  20
      Business...........................................................  24
      Management.........................................................  40
      Certain Transactions...............................................  50
      Principal Stockholders.............................................  52
      Description of Capital Stock.......................................  54
      Shares Eligible for Future Sale....................................  57
      Underwriting.......................................................  59
      Legal Matters......................................................  62
      Experts............................................................  62
      Where You Can Find More Information................................  62
      Index to Financial Statements...................................... F-1

                              ------------------


     "Paradigm Genetics", the Paradigm Genetics logo and FunctionFinder are trademarks of Paradigm Genetics, Inc. The Company has filed a trademark application for GeneFunction Factory. Other trademarks and trade names appearing in this prospectus are the property of their holders.

                               PROSPECTUS SUMMARY

     This summary highlights the most important features of this offering and the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed
under "Risk Factors" beginning on page    .

                            Paradigm Genetics, Inc.

Overview

     We are industrializing the process of determining gene function to generate information that will enable us to develop novel products in four major sectors of the global economy: crop production, nutrition, human health and industrial products. We have developed our GeneFunction Factory to simultaneously study the functions of many genes in our selected organisms. Our GeneFunction Factory is designed to be an integrated, rapid, industrial-scale laboratory through which we can discover and modify genes, measure the consequences of the modifications and reliably determine the function of those genes. We store and annotate gene function information in our FunctionFinder bioinformatics system. We currently have strategic alliances with Bayer in the area of crop production and with Monsanto in the areas of crop production and nutrition as described in greater detail below.

The Opportunity

     In the early 1990s, a worldwide effort began to decipher and make publicly available the precise sequence of the genomes of various organisms, including humans, pathogens and agricultural crops. Industry experts anticipate that researchers will complete the sequencing of the entire human genome, as well as the genome of the small mustard plant, Arabidopsis, by the end of the year 2000. However, knowing a gene's sequence does not provide enough information to determine gene function. In addition, the traditional process of determining gene function has been slow, labor intensive and formulaic and new technologies, such as gene expression profiling, in the absence of other supporting data, provide insufficient information to conclude a gene's function.

Our GeneFunction Factory

     We believe the most reliable way to determine a gene's precise function is to study the effects of altered forms of the gene on an organism. By applying our GeneFunction Factory to selected model and target organisms, we and our strategic partners intend to use the resulting information to develop novel products. By using our GeneFunction Factory we are able to discover a gene, alter the gene, measure the consequences of the alteration, determine the function of the gene and place the resulting large amounts of information into our FunctionFinder bioinformatics system. Our assembly-line approach automates the measurement of thousands of physical and chemical characteristics of a selected organism at different times of the organism's life cycle using gene expression profiling, metabolic profiling and phenotypic profiling. We believe that we will be able to determine the function of hundreds of genes per week with our GeneFunction Factory when it is operating at full capacity.

     Initially, we are using our GeneFunction Factory to determine the function of genes in Arabidopsis, rice and six filamentous fungi. Arabidopsis is a useful model organism because it is related to soybeans, cotton, vegetables and oil seed crops. Rice is an important target and model organism because it is one of the world's most important grains and commodity crops, and it is closely related to corn, wheat, barley, sugarcane, oats and rye. We work with our model organisms to extrapolate gene function to a target organism when working directly with the target is not practicable. We have chosen our particular models because they are relevant to target organisms with commercial value, are efficient research tools and are amenable to the collection of large numbers of measurements. We intend to study the function of essentially every gene in these organisms, and utilize this information to develop novel products.

Our Strategy

     Our goal is to be the leading supplier of gene function information in our model and target organisms. The key elements of our strategy are to:

   . determine the function of genes in our target and model organisms;

   . continue to develop our GeneFunction Factory and FunctionFinder bioinformatics system;

   . develop products both with strategic partners and independently;

   . focus our development efforts on large market opportunities; and

   . pursue intellectual property protection for our GeneFunction Factory and gene function information.

Our Strategic Alliances

     To date, we have established strategic alliances with Bayer and Monsanto. The Bayer alliance is focused on the development of new herbicides while the Monsanto alliance is focused on the development of crop production and nutrition products. Under these alliances, we have total committed funding of $56 million and have performance fees, milestone payments and payments in connection with extension options that could generate an additional $134 million. We will also earn product development milestones and sales royalties if products are commercialized from these alliances.

     In September 1998, we entered into a three-year collaboration with Bayer for the development of new chemical herbicides. We will use our GeneFunction Factory to identify Arabidopsis genes that may be targets for herbicide discovery and will provide Bayer with assays to screen chemicals for potential herbicides and access to customized Arabidopsis-based releases of our FunctionFinder bioinformatics system.

     In November 1999, we entered into a six-year strategic alliance with Monsanto to develop crop production and nutrition products. Monsanto is to provide us with thousands of gene sequences from Arabidopsis and other organisms. Using our GeneFunction Factory, we will provide functional analysis of these genes to Monsanto.

     We were incorporated in North Carolina on September 9, 1997 and we plan to reincorporate in Delaware in March 2000. Our facilities and executive offices are located at 104 Alexander Drive, Research Triangle Park, North Carolina 27709, and our telephone number at that address is (919) 425-3000. Our worldwide web address is www.paragen.com. The information on our web site is not incorporated by reference into this prospectus.

                                  The Offering

Common Stock offered by Paradigm Genetics...........             shares
Common Stock to be outstanding after this offering..             shares
Use of proceeds.....................................  Research and development and general corporate purposes, including
                                                      possible acquisition of or
                                                      investment in complementary
                                                      businesses, products or
                                                      technologies. For a more detailed
                                                      discussion of our anticipated use of
                                                      proceeds from this offering, see
                                                      "Use of Proceeds."
Proposed Nasdaq National Market symbol..............  PDGM

     The above information is based on the number of shares outstanding as of February 18, 2000 and excludes:

   . 1,580,458 shares of common stock issuable upon the exercise of stock options at a weighted average exercise price of $1.01 per share; and

   . 763,779 shares of common stock underlying warrants at a weighted average exercise price of $1.77 per share.

                               ------------------

     Unless otherwise indicated, all information contained in this prospectus:

   . assumes that the underwriters do not exercise their over-allotment option;

   .  reflects a      for      split of our common stock to be completed
      prior to the closing of this offering; and

   . reflects the mandatory conversion of all of our outstanding shares of preferred stock into a total of 13,353,198 shares of common stock upon completion of this offering.

                             Summary Financial Data

     The following statement of operations data for the period from inception (September 9, 1997) through December 31, 1997 and for the years ended December 31, 1998 and 1999 have been derived from our financial statements and the notes to those financial statements that are included elsewhere in this prospectus. The summary balance sheet data as of December 31, 1999 are presented (1) on an actual basis, (2) on a pro forma basis to reflect:

   . our sale of 3,000,000 shares of our Series C Preferred Stock for $5.00 per share on January 21, 2000, and

   . the mandatory conversion of all of our outstanding preferred stock into a total of 13,353,198 shares of common stock upon completion of this offering;

and (3) on a pro forma as adjusted basis to reflect the receipt of estimated
proceeds from our sale of      shares of common stock in this offering at an
assumed initial public offering price of $     per share, after deducting the
underwriting discounts and commissions and estimated offering expenses payable by us.

     For a more detailed explanation of the financial data, see "Selected
Financial Data" on page     , "Management's Discussion and Analysis of
Financial Condition and Results of Operations" beginning on page      and our
financial statements and the notes to those financial statements beginning on page F-1 of this prospectus.

                                          Period From
                                           Inception
                                         (September 9,  Years Ended December
                                           1997) to             31,
                                         December 31,  -----------------------
                                             1997         1998        1999
                                         ------------- ----------  -----------
                                           (in thousands, except per share
                                                        data)
Statements of Operations Data:
  Collaborative research agreements and
   grant revenues.......................  $       --   $      871  $     2,197
  Total operating expenses..............         220        5,171       12,308
  Net loss..............................        (220)      (4,290)     (10,487)
  Net loss per share--basic and
   diluted..............................  $    (0.19)  $    (1.14) $     (2.48)
  Weighted average common shares
   outstanding--basic and diluted.......   1,160,958    3,750,036    4,236,409
  Pro forma net loss per share--basic
   and diluted..........................                           $     (0.75)
  Pro forma weighted average common
   shares outstanding--basic and
   diluted..............................                            14,046,759

                                                     December 31, 1999
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                              --------  ----------- -----------
                                                        (unaudited) (unaudited)
                                                       (in thousands)
Balance Sheet Data:
  Cash, cash equivalents and short-term
   investments............................... $  3,956    $18,956
  Working capital............................   (3,635)    11,365
  Total assets...............................   14,225     29,225
  Long-term debt, less current portion.......    8,047      8,047
  Preferred stock............................   11,919         --
  Accumulated deficit........................  (15,029)   (15,029)
  Total stockholders' equity (deficit) ......   (2,827)    12,173

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

                         Risks Related to our Business

We are an early stage company using unproven technologies and, as a result, we may never become profitable.

     You should evaluate us in light of the uncertainties affecting an early stage biotechnology company. Our GeneFunction Factory is still in the early stages of development. Our technology is largely based on the premise that knowledge regarding the function of genes in our selected model organisms can be used to determine the function of genes in commercially significant target organisms and that this information may result in commercial products. We have not yet proven that determining the function of a gene in commercially significant target organisms will necessarily result in commercial products. Also, we have no experience in using the genes or gene functions we identify in our GeneFunction Factory to develop our own proprietary products. Since we are an early stage company using unproven technology, we may never achieve, or be able to maintain, profitability.

Commercialization of our technologies depends on strategic alliances with other companies. If we are not able to find strategic partners in the future, or if we are unable to maintain our existing strategic alliances, we may not be able to develop our technologies or products.

     Since we do not currently possess the resources necessary to develop and commercialize potential products ourselves, we must enter into strategic alliances to develop and commercialize products. We have entered into only two strategic alliances to fund the development of certain new products for specific purposes. Substantially all of our revenues to date have been derived from these two collaborative research and development agreements. Revenues from research and development strategic alliances depend upon continuation of the strategic alliances, the achievement of milestones and the receipt of royalties derived from future products developed from our research. If we are unable to successfully achieve milestones or our strategic partners fail to develop successful products, we will not earn the revenues contemplated under such collaborative agreements. In addition, we may not be able to enter into additional strategic alliances. Further, any of our existing or potential strategic alliances may not be successful. If we fail to enter into or maintain and fullfill the terms of strategic alliances, our products may not be commercialized.

     We have limited or no control over the resources that any strategic partners may devote to our products. Any of our present or future strategic partners may not perform their obligations as expected. These strategic partners may breach or terminate their agreements with us or otherwise fail to conduct their strategic alliance activities with us successfully and in a timely manner. Further, our strategic partners may elect not to develop products arising out of our strategic alliances or devote sufficient resources to the development, manufacture, marketing or sale of these products. If any of these events occur, we may not be able to commercialize our products.

If we do not develop commercially successful products, our business may be significantly harmed.

     We may not be successful in the commercial development of our products. Significant research and development, financial resources and personnel will be required to advance our technologies, develop commercially viable products and obtain regulatory approvals. Initially, we intend to rely on our strategic partners to develop and commercialize products based upon our research and operations. We have no experience in manufacturing and marketing, and we currently do not have the resources or capability to manufacture products on a commercial scale. In order for us to commercialize our products directly, we would need to develop, or obtain through outsourcing arrangements or through acquisition, the capability to manufacture, market and sell products. We do not have these capabilities and we may not be able to develop or otherwise obtain the requisite manufacturing, marketing and sales capabilities. If we are unable to successfully commercialize products resulting from our proprietary research efforts, we will incur losses and our business may be significantly harmed.

We have incurred net losses since inception, expect our losses to continue and may never achieve or maintain profitability.

     We have a limited operating history and are at an early stage of development. We have incurred net losses in each year since our inception and expect these losses to continue. We experienced a net loss of approximately $10.5 million for the year ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of approximately $15.0 million. To date, all of our revenues have been derived from two strategic alliances and a government grant. We expect to derive revenue in the foreseeable future principally from strategic alliances. Revenues from strategic alliances and grants are uncertain and we may not be able to secure future grants and revenues from strategic alliances. We expect to spend a significant amount of capital to fund research and development and enhance our core technologies including our GeneFunction Factory. As a result, we expect that our operating expenses will increase significantly in the near term and, consequently, we will need to generate significant additional revenues to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We cannot predict when, if ever, we will be profitable.

We may need additional financing, which may not be available, and any financings may dilute, or otherwise adversely affect the rights of, existing stockholders, cause us to relinquish rights to our technologies or cause us to grant licenses on unfavorable terms.

     Our existing capital resources may not be sufficient to fund our future operating plans and we may therefore need to raise significant additional capital. We have expended significant resources in developing our GeneFunction Factory and expect our capital expenditures and operating expenses to increase over the next several years as we continue developing the GeneFunction Factory and increase our research and development activities. The amount of additional capital which we expect we will need to raise will depend on many factors, including:

   .  the number, breadth and progress of our research programs;

   . the achievement of the milestones under certain of our existing strategic alliances;

   . our ability to establish additional and maintain current and additional strategic alliances;

   . our strategic partners' success in commercializing products developed under our strategic alliances;

   . our success in commercializing products to which we have retained the rights under our strategic alliances;

   . the costs incurred in enforcing and defending our patent claims and other intellectual property rights; and

   . the costs and timing of obtaining regulatory approvals for any of our products.

     We may need to raise additional capital through public or private equity offerings, debt financings or additional strategic alliances and licensing arrangements. Additional financing may not be available to us when we need it, or, if available, we may not be able to obtain such financing on terms favorable to our stockholders or us. If we raise additional capital by issuing equity securities, such an issuance will reduce the percentage ownership of existing stockholders. Furthermore, it may be necessary for us to issue securities that have rights, preferences and privileges senior to our common stock. If we raise additional funds through strategic alliances and licensing arrangements, we may be required to relinquish rights to certain of our technologies or product candidates, or to grant licenses on unfavorable terms. The relinquishing of rights or granting of licenses on unfavorable terms could harm our business.

     We may choose to raise additional capital due to market conditions or strategic considerations even if we have sufficient funds to carry out our operations.

Since our technologies have many potential applications and we have limited resources, our focus on a particular area may result in our failure to capitalize on more profitable areas.

     We have limited financial and managerial resources. Because our technologies, identified genes and identified gene functions potentially have applications across numerous and diverse industries, we are required to apply our resources to selective efforts. This requires us to focus on product candidates in specific industries and forego opportunities with regard to other products and industries. For example, depending on our ability to allocate resources, a decision to concentrate on a particular agricultural program may mean that we will not have resources available to apply the same technology to a human health project. While our technologies may permit us to work in both areas, resource commitments may require trade-offs resulting in delays in the development of, or the failure to develop, certain programs or research areas, which may place us at a competitive disadvantage. Our decisions affecting resource allocation may not lead to the development of viable commercial products and may divert resources from more profitable market opportunities.

                         Risks Related to our Industry

Social issues may limit the acceptance of genetically modified products.

     The commercial success of our product candidates will depend in part on public acceptance of the use of genetically modified products, including drugs, plants and plant products. Public attitudes may be influenced by claims that genetically modified products are unsafe for consumption or pose a danger to the environment. Any genetically modified products that our collaborators or we may develop may not gain public acceptance. Negative public reaction to genetically modified products could result in greater government regulation of genetic research and resultant products, including stricter labeling requirements, and cause a decrease in the demand for our products.

     The subject of genetically modified products has received negative publicity, which has aroused public debate. The adverse publicity could lead to greater regulation and trade restrictions on imports and exports of genetically modified products, and genetic research and resultant products could be subject to greater domestic regulation and could cause a decrease in the demand for our products.

Stringent laws may limit the market for genetically modified agricultural products that we may provide.

     As part of our business strategy, we may develop genetically modified agricultural products. The field-testing, production and marketing of genetically modified plants and plant products are subject to federal, state, local and foreign governmental regulation. Regulatory agencies administering existing or future regulations or legislation may not allow us to produce and market our genetically modified products in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays or other impediments to our product development programs or the potential commercialization of resulting products.

     Although the FDA has announced in a policy statement that it will apply the same regulatory standards to foods developed through genetic modification as applied to foods developed through traditional plant breeding, genetically modified food products will be subject to FDA premarket review if these products raise safety questions or are deemed to be food additives. Our products may be subject to lengthy FDA reviews and unfavorable FDA determinations if they raise questions or are deemed to be food additives.

     The FDA has also announced in a policy statement that it will not require that genetically modified agricultural products be labeled as such, provided that these products are as safe and have the same nutritional characteristics as conventionally developed products. The FDA may reconsider or change its policies or local or state authorities may enact labeling requirements, either of which could have a material adverse effect on the demand for our products.

     The United States Department of Agriculture, or the USDA, prohibits genetically modified plants from being grown and transported except pursuant to an exemption, or under special controls. In general, companies apply for an exemption to facilitate product development because the special controls are burdensome. However, we cannot predict or guarantee that the products we develop will qualify for such an exemption.

We intend to conduct proprietary research programs, and any conflicts with our strategic partners could harm our business.

     An important part of our strategy involves conducting proprietary research programs. We may pursue opportunities in fields that could conflict with our strategic partners. Any conflict with our strategic partners could reduce our ability to expand existing, or enter into additional, strategic alliances and negatively impact our relationship with existing strategic partners, which could harm our business.

     Some of our strategic partners could also become competitors in the future. Our strategic partners could develop competing products, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of products. Any of these events could harm our product development efforts.

Growth in our operations has and will continue to strain our resources; our failure to manage growth effectively could harm our business.

     We are experiencing a period of rapid and substantial growth that has placed and, since we expect this growth to continue, will continue to place a strain on our administrative and operational infrastructure. If we are unable to manage this growth effectively, our business may be harmed. The number of our employees increased from four at December 31, 1997 to 47 at December 31, 1998 and to 92 at December 31, 1999. Our revenues increased from approximately $871,000 in 1998 to approximately $2.2 million in 1999. Our ability to manage our operations and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures, to attract and retain sufficient numbers of talented employees and add appropriate physical facilities. We may not be able to successfully make any of these changes or improvements in an efficient or timely manner.

We depend on the services of a number of key personnel, and a loss of any of these personnel could disrupt our operations and result in reduced revenues.

     Our success depends on the continued services and on the performance of our senior management and scientific staff, in particular John Ryals, Ph.D., our Chief Executive Officer and President. The loss of the services of Dr. Ryals or any of our other senior management or scientific staff could seriously impair our ability to operate and achieve our objectives, which could reduce our revenues. We have $2 million of key man life insurance on Dr. Ryals. This amount may not be sufficient to compensate us for the loss of his services. In addition, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success.

     In order to achieve our business objectives, we must identify, attract, train and motivate additional personnel with expertise in specific industries and areas applicable to the products developed through our technologies. We compete intensely for these personnel and we may be unable to achieve our personnel goals. Our failure to achieve any of these goals could seriously limit our ability to improve our operations and financial results.

Our business and the products developed using the information we provide may be subject to a lengthy and uncertain government regulatory process that may not result in the necessary approvals, may delay the commercialization of our strategic partners' products or may be costly, which could harm our business.

     Any new product that our strategic partners develop will likely undergo extensive regulatory review process in the United States and other countries before it can be marketed or sold. This regulatory review process can take many years and require substantial expense. Changes in the policies of United States and foreign regulatory bodies can increase the time required to obtain regulatory approval for each new product. Even after investing significant time and capital, we or our strategic partners may not obtain regulatory approval for new products. Even if marketing clearance is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may result in withdrawal of the product from the market.

We may be sued for product liability, which, if a suit were successful, could cause us to face substantial liabilities that exceed our resources.

     We may be held liable if any product we develop, or any product which is made using our technologies, causes injury or is found unsuitable during product testing, manufacturing, marketing or sale. These risks are inherent in the development of chemical, agricultural and pharmaceutical products. We currently do not have product liability insurance. If we choose to obtain product liability insurance but cannot obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims, the commercialization of products that we or our strategic partners develop may be prevented or inhibited. If we are sued for any injury caused by our products, our liability could exceed our total assets.

If we engage in any acquisition, we will incur a variety of costs, and the anticipated benefits of the acquisition may never be realized.

     If appropriate opportunities become available, we may attempt to acquire businesses, technologies, services or products that we believe will enhance our business. We cannot be sure, however, that acquisition candidates will be available on terms acceptable to us. We currently have no commitments or agreements with respect to any material acquisitions. If we do make an acquisition, the process of integrating an acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may fail to be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could adversely affect our results of operations and financial condition.

     In addition, recent proposed changes in the Financial Accounting Standards Board rules for merger accounting may affect the cost of making acquisitions, integrating our acquisitions and retaining key employees. For example, elimination of the "pooling-of-interests" method of accounting for mergers would likely result in our having to record goodwill that we would amortize to earnings if we merge with another company. Such amortization would adversely impact our future operating results. Further, accounting rule changes that reduce the availability of write-offs of the value of in-process research and development in connection with an acquisition could result in the capitalization and amortization of these amounts which would negatively impact results of operations in future periods.

We may not be able to compete effectively, which could cause our business to suffer.

     Our technology platform for the industrialization of gene function determination faces competition from functional genomics technologies created by others. We expect competition to intensify in genomics research as technology advances are made and become widely known. Genomic technologies have undergone and are expected to continue to undergo rapid and significant change. Our future success will depend in large part on maintaining a competitive position in the genomics field, and particularly in the functional genomics field. Rapid technological development by us or others may result in products or technologies becoming obsolete before we recover the expenses we incur in connection with our development. Products offered by us and/or our strategic partners could be made obsolete by less expensive or more effective crop enhancement, nutrition enhancement, drug discovery and industrial product development technologies, including technologies that may be unrelated to genomics. We may not be able to make the enhancements to our technology necessary to compete successfully with newly emerging technologies.

     Any products that we may develop alone or in collaboration with others will compete in highly competitive markets. In the specific markets in which we apply or intend to apply our technology platform, we face competition from plant genomics, pharmaceutical, agrochemical and biotechnology companies. Many of our existing and potential competitors have substantially greater financial resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than we do. Many of these competitors have achieved substantial market penetration in the crop enhancement, nutrition, human health and industrial products markets.

     Our ability to compete in the human health market and the industrial products markets may be limited by our exclusive use of plant and fungal model organisms. We believe that our ability to compete in the human health market will depend on the degree to which information we develop on plant gene and pathway function may relate to human physiology. Competing companies who use model organisms with greater similarities to human genes, such as mice, as well as companies that do direct studies of human populations, may have a substantial advantage in developing products for humans.

Any inability to adequately protect our proprietary technologies could harm our competitive position.

     Our business and competitive position will depend in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the United States and other countries. As of February 1, 2000, we had 30 patent applications pending covering our technology with the United States Patent and Trademark Office. We hold no issued patents and we may never receive patents on our applications in the U.S. or other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and methods for defending intellectual property rights.

     The patent positions of biopharmaceutical and biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. Patent law relating to the scope of claiming the technology field in which we operate is still evolving. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We will apply for patents covering both our technologies and products, as we deem appropriate. However, these applications may be challenged and may not result in issued patents. Any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, our patents may be challenged, invalidated or fail to provide us with any competitive advantages.

     We rely upon trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. While we seek to protect our proprietary information by entering into confidentiality agreements with employees, strategic partners and consultants, we cannot assure you that our proprietary information will not be disclosed, or that we can meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Litigation or other proceedings or third party claims of intellectual property infringement could require us to spend time and money and could shut down some of our operations.

     Third parties have filed, and in the future are likely to file, patent applications covering genes, gene function or technology upon which our technology platform depends and on which we may wish to file. If these patent applications result in issued patents and we wish to use the claimed technology, we would need to obtain a license from the third party.

     Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes these patents. We could incur substantial costs and diversion of management and technical personnel in defending ourselves against any of these claims or enforcing our patents against others. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

Because we may not be able to receive appropriate patents or licenses, we may not be able to successfully operate our business.

     Our patent applications covering methods of preparing gene expression profiles of an organism, for example, do not cover all techniques for gene expression profiling. Similarly, our patent applications covering methods for production of gene knock-out libraries do not cover all techniques for making organisms with such genetic modifications. In addition, our patent applications, if they are granted, may not protect against the use or importation of gene-based products identified or manufactured using our technology. For example, other parties could have blocking patent rights to products made using our technology because of a proprietary position covering a gene that we have developed, or they could have blocking rights to our bioinformatics or data mining technologies.

     We will seek to obtain licenses to such patents when, in our judgment, such licenses are needed. If any licenses are required, there can be no assurance that we will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, we might be prevented from using certain of its technologies or taking certain products to market. Our failure to obtain a license to any technology or product that may be required may prevent us from commercializing product candidates. There also can be no assurances that our core technologies and/or activities taken in the course of developing or selling our products will not infringe such patents. In general, our patent protection may not prevent others from developing competitive products using our technology or other technologies. Similarly, others may obtain patents that could limit our ability to use, import, manufacture, market or sell products or impair our competitive position.

                         Risks Related to this Offering

Our management will have broad discretion as to the use of proceeds from this offering and may spend the proceeds in ways with which you may not agree.

     Our management will have broad discretion over the use of proceeds from this offering. We currently intend to use the proceeds of this offering for research and development and general corporate purposes. Our management may allocate the net proceeds among these purposes as it determines is necessary. In addition, market factors may require our management to allocate all or portions of the net proceeds for other purposes. Management may not use the proceeds in a manner in which you approve. Accordingly, you will be relying on the judgment of our management with regard to the use of proceeds from this offering.

Our stock price may be extremely volatile and you may not be able to resell your shares at or above the initial public offering price.

     Prior to this offering, there has been no public market for shares of our common stock. An active trading market may not develop following completion of this offering, or if developed, may not be maintained. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters. This price may not be indicative of prices that will prevail later in the market. The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly life science companies, have been highly volatile. You may not be able to resell your shares at or above the initial public offering price.

We expect our results of operations to fluctuate and the price of our common stock could fall if quarterly results are lower than the expectations of securities analysts.

     Our operating results historically have fluctuated on a quarterly basis and are likely to continue to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. Some of the factors, which could cause our operating results to fluctuate, include:

   . expiration of research contracts with strategic partners, which may not be renewed or replaced;

   . the success rate of our discovery efforts leading to milestones and royalties;

   . the timing and willingness of strategic partners to commercialize our products which would result in royalties; and

   . general and industry specific economic conditions, which may affect our strategic partners' research and development expenditures.

     A large portion of our expenses, including expenses for facilities, equipment and personnel are relatively fixed. Accordingly, if revenues decline or do not grow as anticipated due to expiration of research contracts or government research grants, failure to obtain new contracts or other factors, we may not be able to correspondingly reduce our operating expenses. In addition, we plan to significantly increase operating expenses in 2000. Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

     Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would likely decline.

If our stockholders sell substantial amounts of our common stock after this offering, the market price of our common stock may fall.

     The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be shares of common stock outstanding immediately after this offering, or shares if the underwriters exercise their over-allotment option in full. All of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as defined
in Rule 144 of the Securities Act, and except for      shares that will be
subject to 180-day lock-up agreements providing that the stockholders will not offer, sell, pledge or otherwise dispose of their shares for a period of 180 days after this date of this prospectus without the prior written consent of Chase Securities Inc. The remaining shares of common stock outstanding will be "restricted securities" as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See "Shares Eligible for Future Sale."

Future issuances of preferred stock may dilute the rights of our common stockholders.

     Our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, privileges and other terms of these shares. The board of directors may exercise this authority without the approval of the stockholders. The rights of the holders of any preferred stock that we may issue in the future may adversely affect the rights of holders of our common stock.

Anti-takeover provisions of Delaware law and our charter could make a third-party acquisition of us difficult.

     Because we intend to reincorporate as a Delaware corporation in March 2000, the anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. We will be subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 will prohibit us from engaging in certain business combinations, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent someone from acquiring or merging with us. In addition, upon completion of this offering, our amended and restated certificate of incorporation and bylaws will contain certain provisions that may make a third party acquisition of us difficult, including:

   . a classified board of directors, with three classes of directors each serving a staggered three-year term;

   .  the ability of the board of directors to issue preferred stock; and

   . the inability of our stockholders to call a special meeting or act by written consent.

Some of our existing stockholders can exert control over us, and may not make decisions that are in the best interests of all stockholders.

     After this offering, our officers, directors and stockholders who beneficially own more than five percent of our common stock will together control approximately % of our outstanding common stock and will own approximately % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and accordingly, they could cause us to enter into transactions or agreements, which we would not otherwise consider.

You will experience immediate dilution in the book value per share of the common stock you purchase.

     The assumed initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in
this offering will, therefore, incur immediate dilution of $     in net
tangible book value per share of common stock, based on an assumed initial
public offering price of $     per share. Investors will incur additional
dilution based on the exercise of outstanding stock options and warrants.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some statements contained in this prospectus are forward-looking statements concerning our operations, economic performance and financial condition. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, are included, for example, in the discussions about:

   .  our strategy;

   .  sufficiency of our cash resources;

   .  revenues from existing and new strategic alliances;

   .  product development;

   .  our research and development and other expenses; and

   .  our operational and legal risks.

     These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in those statements. Factors that could cause these differences include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

     The net proceeds that we will receive from our sale of shares of common
stock in this offering are estimated to be $             million, after
deducting the estimated underwriting discounts and commissions and offering expenses payable by us and assuming an initial public offering price of $
per share. If the underwriters exercise their over-allotment option in full, we
estimate the net proceeds from this offering will be $       million. We intend
to use the net proceeds of this offering for the following purposes:

   .  for research and development;

   .  for acquisitions of plant and equipment;

   .  for the development of our physical infrastructure; and

   . for general corporate purposes, including the possible acquisition of or investment in complementary businesses, products or technologies.

At the present time, we have no understandings, commitments or agreements with respect to any material acquisition. Pending the use of the net proceeds of this offering for the purposes described above, we intend to invest these proceeds in short-term, interest-bearing, investment-grade securities.

     The foregoing information is based on current expectations, and we may allocate the net proceeds among these purposes as we deem necessary or appropriate. The amounts and timing of our actual expenditures will depend upon numerous factors, including the time required to reach profitability, the status of our product development efforts, the success of our strategic alliances, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations and competition. In addition, these and other market factors may require us to allocate portions of the net proceeds for purposes other than those described above. See "Risk Factors--Risks Related to This Offering--Our management will have broad discretion as to the use of proceeds from this offering and may spend the proceeds in ways with which you
may not agree" on page        .

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Under an existing loan arrangement, we cannot pay dividends on our capital stock except for dividends to the lender.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of December 31, 1999 (1) on an actual basis, (2) on a pro forma basis to reflect:

   . our sale of 3,000,000 shares of our Series C Preferred Stock for $5.00 per share on January 21, 2000, and

   . the mandatory conversion of all of our outstanding preferred stock into a total of 13,353,198 shares of common stock upon the completion of this offering;

and (3) on a pro forma as adjusted basis to reflect the receipt of the
estimated proceeds from our sale of         shares of common stock in this
offering at an assumed initial public offering price of $           per share,
after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This information should be read in conjunction with our financial statements and the notes to those financial statements beginning on page F-1 of this prospectus.

                                                 December 31, 1999
                                          ---------------------------------
                                                                 Pro Forma
                                           Actual    Pro Forma  As Adjusted
                                          --------  ----------- -----------
                                                    (unaudited) (unaudited)
                                               (in thousands, except
                                                    share data)
Long-term debt, less current portion..... $  8,047   $  8,047
Stockholders' equity (deficit):
 Series A Preferred Stock, $0.01 par
  value; 8,000,000 shares designated,
  7,562,500 shares issued and
  outstanding, actual; no shares issued
  or outstanding, pro forma and pro forma
  as adjusted............................    5,951        --
 Series B Preferred Stock, $0.01 par
  value; 2,790,698 shares designated,
  2,790,698 shares issued and
  outstanding, actual; no shares issued
  or outstanding, pro forma and pro forma
  as adjusted............................    5,968        --
 Series C Preferred Stock, $0.01 par
  value; no shares designated, issued or
  outstanding, actual; 3,000,000 shares
  designated, no shares issued and
  outstanding, pro forma and pro forma as
  adjusted...............................                 --
 Common stock, $0.01 par value;
  30,000,000 shares authorized; 5,224,257
  shares issued and outstanding, actual;
  18,577,455 shares issued and
  outstanding, pro forma; and    shares
  issued and outstanding, pro forma
  as adjusted............................       52        186
 Additional paid-in capital..............    2,510     29,295
 Deferred compensation...................   (2,279)    (2,279)
 Accumulated deficit.....................  (15,029)   (15,029)
                                          --------   --------
    Total stockholders' equity
     (deficit)...........................   (2,827)    12,173
                                          --------   --------
      Total capitalization............... $  5,220   $ 20,220
                                          ========   ========

     The outstanding share information is based on our shares outstanding as of December 31, 1999 and excludes:

   . 1,580,458 shares of common stock issuable upon the exercise of stock options outstanding as of February 18, 2000 at a weighted average exercise price of $1.01 per share; and

   . 763,779 shares of common stock issuable upon the exercise of warrants outstanding as of February 18, 2000 at a weighted average exercise price of $1.77 per share.

     See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and
Results of Operations" and the financial statements and notes thereto included in this prospectus.

                                   DILUTION

     Our pro forma net tangible book value as of December 31, 1999, after giving effect to (1) our sale of 3,000,000 shares of our Series C Preferred Stock for $5.00 per share on January 21, 2000 and (2) the mandatory conversion of all of our outstanding preferred stock into a total of 13,353,198 shares of common stock was $12,147,299 million or $0.65 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of
common stock outstanding. Assuming the sale by us of         shares of common
stock in this offering at an assumed initial public offering price of $
per share, our pro forma net tangible book value as of December 31, 1999 would
have been $        million, or $        per share of common stock. This
represents an immediate increase in pro forma net tangible book value of
$        per share to our existing stockholders and an immediate dilution in
pro forma net tangible book value of $        per share to new investors
purchasing shares in this offering. This means that after this offering, the per share value of our tangible assets after subtracting our liabilities will
be $       , which is substantially lower than the assumed price investors will pay in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.......................      $
  Pro forma net tangible book value per share at December 31, 1999.... $
                                                                       ----
  Increase per share attributable to new investors....................
Pro forma net tangible book value per share after the offering........
                                                                            ----
Dilution per share to new investors...................................      $
                                                                            ====

     The following table summarizes, as of December 31, 1999, on a pro forma basis, the number of shares of stock purchased from us, including amounts paid by purchasers of preferred stock, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors,
based upon an assumed initial public offering price of $        per share for
shares purchased in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses. This table illustrates that although investors purchasing common stock in this offering
will have contributed about      % of the total consideration paid to us for
our outstanding common stock, they will only own about      % of our
outstanding common stock.

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing stockholders...... 18,577,455       % $27,070,998       %     $1.46
New investors..............
  Total....................             100.0% $            100.0%     $
                            ==========  =====  ===========  =====

     The above tables assume no exercise of any outstanding stock options or warrants to purchase common stock. As of February 18, 2000, there were:

   . 1,580,458 shares of common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $1.01 per share; and

   . 763,779 shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $1.77 per share.

 To the extent these options or warrants are exercised, there will be further dilution to the new investors.

                            SELECTED FINANCIAL DATA

     The statement of operations data for the period from inception (September 9, 1997) through December 31, 1997, and for 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our audited financial statements beginning on page F-1 of this prospectus. The balance sheet data as of December 31, 1997 have been derived from audited financial statements that are not included in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected financial data shown below should be read in conjunction with our financial statements and the notes to those financial statements beginning on page F-1 and "Management's Discussion and Analysis of Financial
Condition and Results of Operations" beginning on page    of this prospectus.

                                         Period from
                                          Inception
                                          (September   Years Ended December
                                           1997) to             31,
                                         December 31, ------------------------
                                             1997        1998         1999
                                         ------------ -----------  -----------
                                           (in thousands, except per share
                                                       amounts)
Statement of Operations Data:
 Revenues:
  Collaborative research agreements.....  $      --   $       820  $     2,052
  Grant revenue.........................         --            51          145
                                          ----------  -----------  -----------
   Total revenues.......................         --           871        2,197
 Operating costs and expenses:
  Research and development..............          71        3,641        7,528
  Selling, general and administrative...         149        1,524        4,714
  Stock based compensation..............         --             6           66
                                          ----------  -----------  -----------
   Total operating costs and expenses...         220        5,171       12,308
                                          ----------  -----------  -----------
 Loss from operations...................        (220)      (4,300)     (10,111)
                                          ----------  -----------  -----------
 Interest income (expense), net.........         --            10         (376)
                                          ----------  -----------  -----------
 Net loss...............................  $     (220) $    (4,290) $   (10,487)
                                          ==========  ===========  ===========
 Net loss per share--basic and diluted..  $    (0.19) $     (1.14) $     (2.48)
                                          ==========  ===========  ===========
 Weighted average common shares
  outstanding--basic and diluted........   1,160,958    3,750,036    4,236,409
                                          ==========  ===========  ===========
 Pro forma net loss per share--basic and
  diluted...............................                           $     (0.75)
                                                                   ===========
 Pro forma weighted average common
  shares outstanding--basic and
  diluted...............................                            14,046,759
                                                                   ===========
                                                     December 31,
                                         -------------------------------------
                                             1997        1998         1999
                                         ------------ -----------  -----------
                                                    (in thousands)
Balance Sheet Data:
 Cash, cash equivalents and short-term
  investments...........................  $       18  $     3,455  $     3,956
 Working capital........................        (224)       1,148       (3,635)
 Total assets...........................          63        7,435       14,225
 Long-term debt, net of current
  portion...............................         --         3,539        8,047
 Preferred stock........................         --         5,951       11,919
 Accumulated deficit....................        (253)      (4,543)     (15,029)
 Total stockholders' equity (deficit)...        (216)       1,452       (2,827)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that are based upon current expectations. Our actual results and the timing of events could differ materially from those anticipated in our forward-looking statements as a result of many factors, including those set forth under "Risk Factors", "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

     You should read the following discussion and analysis in conjunction with the "Selected Financial Data" financial statements and related notes included elsewhere in this prospectus.

Overview

     To date, we have generated revenues from a collaborative herbicide discovery and commercialization agreement with Bayer and a grant from the U.S. Department of Energy. The agreement with Bayer was signed in September 1998 and generated substantially all of our revenues for fiscal years 1998 and 1999. In November 1999, we signed a joint development and commercialization agreement with Monsanto. This agreement will not contribute to our revenue until the first quarter of fiscal year 2000.

     We have invested heavily in establishing our GeneFunction Factory and in our bioinformatics infrastructure. Our total number of employees increased from four employees at December 31, 1997 to 47 employees at December 31, 1998 and to 92 employees at December 31, 1999. Of our total number of employees on December 31, 1999, 74% were engaged in research and development activities. Our research and development efforts consisted of work performed under our collaborative research agreements and our federal government grant and work advancing our own core technologies.

     We have incurred significant losses since our inception. As of December 31, 1999, our accumulated deficit was $15.0 million and total stockholders' deficit was $2.8 million. Operating expenses increased from $220,000 during the period from inception through December 31, 1997, to $5.2 million in the year ended December 31, 1998 and to $12.3 million in the year ended December 31, 1999. We expect to incur additional operating losses over at least the next two years as we continue to expand our research and development efforts on our core technologies and establish the infrastructure necessary to support our business.

Source of Revenue and Revenue Recognition Policy

     We recognize revenues from collaborative research agreements on a percentage of completion basis in accordance with the applicable performance requirements of each agreement. Revenues related to our government grant are recognized as related research and development expenses are incurred. Milestone payments under collaborative research agreements are recognized when milestones have been achieved and acknowledged by the relevant strategic partner. Payments received in excess of revenue recognized that are related to future performance are deferred and recognized as revenue as performance occurs. As of December 31, 1999, we had deferred revenues of approximately $5.8 million. Our sources of potential revenue for the next two years are likely to be payments under existing and possible future collaborative research agreements, government research grants and milestone payments received under collaborative research agreements.

Results of Operations

Years Ended December 31, 1998 and 1999.

     Revenues. Revenues are comprised of amounts recognized under two collaborative research agreements and a grant from the U.S. Department of Energy. Total revenues increased 152% from approximately $871,000 in 1998 to approximately $2.2 million in 1999. This increase was primarily a result of our signing a collaborative research agreement in September 1998 with Bayer for the development of novel screening targets in the field of herbicides.

     Revenues earned under collaborative research agreements increased 150% from approximately $820,000 in 1998 to approximately $2.1 million in 1999. This increase was the result of an increase in revenues earned under the Bayer collaborative research agreement in 1999 as compared to 1998 due to the fact that this agreement was not signed until September 1998. Substantially all of our revenues during 1998 and 1999 relate to the collaborative research agreement with Bayer.

     Grant revenues increased 187% from approximately $51,000 in 1998 to approximately $145,000 in 1999. This increase was the result of the grant being extended in 1999.

     Research and Development Expenses. Research and development expenses consist primarily of personnel costs, facility costs, cost of supplies and depreciation of laboratory equipment. Research and development expenses increased 107% from approximately $3.6 million in 1998 to approximately
$7.5 million in 1999. This increase was primarily due to an increased number of research and development staff and an increased cost of supplies and laboratory equipment to support our collaborative research agreements and development of our core technology. We expect to continue to devote substantial resources to research and development and expect that research and development expenses will continue to increase.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of personnel costs, facilities costs, business development costs and professional expenses, such as legal and accounting fees. Selling, general and administrative expenses increased 209% from approximately $1.5 million in 1998 to approximately $4.7 million in 1999. This increase was primarily due to increased staffing necessary to manage and support our growth and an increase in business development expenses. We expect that our selling, general and administrative expenses will continue to increase as we expand our legal, accounting and business development staff, add infrastructure, incur additional costs related to being a public company, including directors' and officers' insurance premiums, investor relations programs and increased professional fees and continue to make commission payments related to our collaborative research agreements.

     Stock Based Compensation Expense. Stock based compensation expense represents the amortization of deferred compensation related to stock options granted to employees with an exercise price below the estimated fair market value of our common stock at the date of grant, as determined by our board of directors. Deferred compensation is amortized over the vesting period of the related stock options, which is generally four years. We recognized approximately $6,000 in non-cash compensation expense related to amortization of deferred compensation in 1998 as compared to approximately $66,000 in 1999.

     Deferred compensation for options granted to employees has been determined as the difference between the estimated fair market value for financial reporting purposes of our common stock on the date the options were granted and the exercise price. Deferred compensation for options granted to consultants has been determined in accordance with Statement of Financial Accounting Standards No. 123 as the fair value of equity instruments issued. In connection with the grant of stock options to employees, we recorded deferred compensation of approximately $2.3 million in 1999.

     Net Interest Income (Expense). Net interest income (expense) represents interest earned on our cash and cash equivalents and short-term investments offset by interest expense on long-term debt and capital leases. Net interest income was approximately $11,000 in 1998, as compared to net interest expense of approximately $376,000 in 1999. This change was attributable to increases in senior long-term debt and an increase in notes payable secured by capital equipment purchases, partially offset by an increase in interest income.

The Period from Inception (September 9, 1997) through December 31, 1997, and the Year Ended December 31, 1998.

     Revenues. Total revenues increased from zero during 1997 to approximately $871,000 in 1998. The revenues in 1998 were attributable primarily to the Bayer collaborative research agreement.

     Research and Development Expenses. Research and development expenses increased from approximately $71,000 in 1997 to approximately $3.6 million in 1998. The increase was primarily due to an increase in the number of our research and development staff and related costs to support our internal research and development efforts.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from approximately $149,000 in 1997 to approximately $1.5 million in 1998. Selling, general and administrative expenses increased primarily due to an increase in the number of administrative staff necessary to manage and support the growth of our business and expenses related to the negotiation of our collaboration agreement with Bayer.

     Net Interest Income (Expense). Net interest expense was de minimus in 1997, as compared to net interest income of approximately $11,000 in 1998. The increase in net interest income was attributable to higher average cash balances during 1998.

Liquidity and Capital Resources

     We have historically financed our operations through the sale of preferred stock, debt and capital lease financing and payments received from collaborative research agreements and a government grant. From our inception through December 31, 1999, we have raised approximately $11.9 million in net cash proceeds from the sale of preferred stock.

     We had cash, cash equivalents and short-term investments of approximately $18,000 at December 31, 1997, compared to approximately $3.5 million at December 31, 1998 and approximately $4.0 million at December 31, 1999.

     Our operating activities used cash of approximately $233,000 in 1997, approximately $2.1 million in 1998 and approximately $4.4 million in 1999. Cash used in operating activities was primarily related to net operating losses.

     Cash used by investing activities totaled approximately $4,000 in 1997, approximately $6.1 million in 1998 and approximately $7.6 million in 1999. Investing activities consist primarily of additions to property and equipment and net purchases of short-term investments. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations. A portion of our cash may be used to acquire or invest in complementary businesses, products or technologies, or to obtain the right to use such complementary technologies.

     Financing activities provided cash of approximately $254,000 in 1997, approximately $9.2 million in 1998 and approximately $11.5 million in 1999. Cash provided by financing activities resulted from the receipt of approximately $6.0 million in net proceeds from the sale of Series A Preferred Stock in 1998, including $350,000 in proceeds from bridge loans which were converted to Series A Preferred Stock and approximately $6.0 million in net proceeds from the sale of Series B Preferred Stock in 1999. In addition, we had net borrowings of approximately $250,000 in 1997, approximately $3.6 million in 1998 and approximately $5.5 million in 1999, from borrowings.

     In January 2000, we completed the sale of our Series C Preferred Stock for gross proceeds of approximately $15.0 million and received approximately $9.0 million in payments under collaboration agreements.

     Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors. We believe that our existing cash and investment securities and anticipated cash flow from existing collaborations together with the net proceeds of this offering will be sufficient to support our current operating plan for at least the next two years. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements will depend on many factors, including:

   .  the number, breadth and progress of our research programs;

   . the achievement of the milestones under certain of our existing strategic alliances;

   . our ability to establish additional and maintain current and additional strategic alliances;

   . our strategic partners' success in commercializing products developed under our strategic alliances;

   . our success in commercializing products to which we have retained the rights under our strategic alliances;

   . the costs incurred in enforcing and defending our patent claims and other intellectual property rights; and

   . the costs and timing of obtaining regulatory approvals for any of our products.

     Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies. Until we can generate sufficient levels of cash from our operations, which we do not expect to achieve for at least the next two years, we expect to finance future cash needs through the sale of equity securities, strategic collaborations and debt financing as well as interest income earned on cash balances. We cannot assure you that additional financing or collaboration and licensing arrangements will be available when needed or that, if available, such financing will be obtained on terms favorable to us or our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs, to lose rights under existing licenses or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose or may adversely affect our ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

     Our cash and investments policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible given these two constraints. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers.

Quantitative and Qualitative Disclosures of Market Risk

     Our exposure to market risk is principally confined to our cash equivalents and investments that have maturities of less than five years and a maximum average maturity of less than three years. We maintain a non-trading investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. The securities in our investment portfolio are not leveraged, are classified as available for sale and are therefore subject to interest rate risk. We currently do not hedge interest rate exposure.

Year 2000 Impact

     We have not experienced any problems with our computer systems relating to distinguishing twenty-first century dates from twentieth century dates, which are generally referred to as year 2000 problems. We are also not aware of any material year 2000 problems with our vendors, business service providers or distribution partners. Accordingly, we have not incurred nor do we anticipate incurring material expenses or experiencing any material operational disruptions as a result of any year 2000 problems.

                                    BUSINESS

Overview

     We are industrializing the process of determining gene function to generate information that will enable us to develop novel products in four major sectors of the global economy: crop production, nutrition, human health and industrial products. We have developed our GeneFunction Factory to simultaneously study the functions of many genes in our selected organisms. Our GeneFunction Factory is designed to be an integrated, rapid, industrial scale laboratory through which we can discover and modify genes, measure the consequences of the modifications and reliably determine the function of those genes. Our assembly-line approach automates the measurement of thousands of physical and chemical characteristics of a selected organism at different times of the organism's life cycle using gene expression profiling, metabolic profiling and phenotypic profiling. The resulting large amounts of information are then fed into our FunctionFinder bioinformatics system. We believe that we will be able to determine the function of hundreds of genes per week with our GeneFunction Factory when it is operating at full capacity.

     To date, we have established strategic alliances with Bayer and Monsanto. The Bayer alliance is focused on the development of new herbicides while the Monsanto alliance is focused on the development of crop production and nutrition products. Under these alliances, we have total committed funding of $56 million and have performance fees, milestone payments and payments in connection with extension options that could generate an additional $134 million. We will also earn product development milestones and sales royalties if products are commercialized from these alliances.

Background

Genes

     The physical and chemical characteristics of an organism, whether animal, plant or microbe, are determined by its genes. The entire gene content of an organism is called its genome. Genes consist of organized units of molecules called deoxyribonucleic acid, or DNA, which in turn consist of four different chemical bases, called nucleotides. Each nucleotide pairs with its complementary nucleotide in the double helix structure of DNA, forming what scientists call a base pair. The precise sequence of the nucleotides in a gene determines the physical and chemical activity that the gene produces in an organism. Each cell of an organism contains at least one complete copy of the organism's genes, but each cell type expresses only those genes that are necessary for the cell to perform its role. When a gene is expressed, it acts alone or in combination with other expressed genes to synthesize structural proteins and enzymes. The activity of these proteins causes the cell to perform biological functions, which may influence the physical and chemical characteristics of the organism. A modification in a gene sequence may lead to the over- or under-production of a protein, modifying the normal biological function of the cell, and potentially affecting the physical and chemical characteristics of the entire organism.

The Industrialization of Gene Sequencing

     In the early 1990s, a worldwide effort began to decipher the precise sequence of the genomes of various organisms, including humans, pathogens and agricultural crops. This effort was fueled by the search to identify genes and their encoded proteins that are associated with both health and disease. Advances in DNA sequencing technology and instrumentation have allowed researchers to begin to sequence genes on an industrial scale by creating "sequencing factories," instead of sequencing genes one at a time. During the last two decades, the speed at which scientists can sequence the building blocks of genes, or base pairs, has increased from hundreds per week to millions per week, while the cost of sequencing a base pair has decreased proportionately. Large sequencing centers at universities, research institutes and private companies produce tens of thousands of gene sequences each week. To date, scientists have cataloged the complete genomes of over forty species of bacteria, Baker's Yeast and a nematode, which is a small worm-like organism. In an effort called the Human Genome Project, scientists funded by the government, as well as several foundations, have been systematically sequencing human DNA since the late 1980s. Industry experts anticipate that researchers will complete the sequencing of the entire human genome, as well as the genome of the plant Arabidopsis, by the end of the year 2000. Additionally, the government and private industry are funding researchers attempting to complete the sequencing of the entire genomes of several species of crops, such as rice, corn, tomato and soybean, as well as bacteria, protists and fungi. It is expected that the entire DNA sequences of these organisms will be determined in the near future.

     The gene sequence information that has been discovered to date provides a vast and diverse starting point for gene function research. However, in the absence of other information, a gene's sequence does not provide any clues to a gene's function. Without understanding function, researchers will have a limited ability to translate this gene sequence data into information necessary to develop new commercial products.

Determining Gene Function

     Historically, gene function determination has been a slow, labor intensive and formulaic process. An investigator would identify a gene, determine its sequence, gather information on how the gene was expressed in an organism's tissues, determine the activity of the encoded protein, isolate or create modifications in the gene and investigate the impact of modifications on the organism. Most of this type of genetic research has been conducted by individual research laboratories in different locations using variations on the same techniques to study different genes, one gene at a time. Only recently have methods been developed to study the function of many genes at one time and in one place, using one or more of the following techniques:

   .  gene annotation and homology determination;

   .  gene expression profiling; and

   .  model organism functional genomics.

Gene Annotation and Homology Determination

     Researchers can use search and alignment algorithms to determine the degree to which a newly discovered gene sequence is similar to previously known sequences. Researchers can then examine any annotated remarks written by other scientists about the characteristics, activity or function of the previously studied sequence, and draw inferences about the function of the new gene sequence based on its structural similarity to the known gene sequence. It is possible to find similarities among gene sequences from different species, because many gene families are found in certain groups of organisms, and some are even found in all organisms.

     Although gene annotation and homology determination may provide insight into the function of a newly discovered gene, there are limitations to the value of the information that can be inferred. First, even if a similar gene has been studied, very few of the studied genes have reliable annotation about function. Second, of the genes that currently have been annotated for function, most annotations relate to fundamental processes, such as respiration, which address only a fraction of the potential commercial applications of functional genomics. Third, genes with similar sequences often have very different functions.

Gene Expression Profiling

     A gene expression profile provides a snapshot of genes that are expressed in specific tissues of specific organisms at specific points in time. This snapshot tells an investigator where, when and to what extent a particular gene is expressed in a cell, tissue or organism and what physiological pathways are active in the cell. Gene expression technology has progressed rapidly over the past few years. Currently, various profiling technologies such as gene chips are used to analyze the expression patterns of tens of thousands of genes at once.

     Although gene expression profiling may provide clues to a gene's function in a particular process or pathway, it does not provide sufficient information to conclusively determine a gene's function or its commercial value. A gene expression profile shows that a gene was expressed in a cell at the time a certain biological function occurred in the cell. However, the profile does not show whether the expression of the gene was causally related to the cellular activity, or how the gene interacted with other genes that were expressed at the same time. Also, the profile does not show the chemical and physical effects of changes in gene expression in an organism.

Model Organism Functional Genomics

     We believe the most reliable way to determine a gene's precise function is to study the effects of modified, or variant, forms of the gene on an organism. The biology and genetics of certain organisms make them effective models for investigating the function of genes of other, target organisms with commercial value. Generally, model organisms must be similar enough to associated target organisms to allow meaningful comparisons. They must also be easier, faster and less costly to investigate. Model organisms may also serve as targets for gene discovery when there is commercial potential for the model organism itself. Researchers use model organisms to determine the function of a gene from a target organism by comparing the physical and chemical characteristics produced by normal and variant forms of a comparable gene from the model organism, and extrapolating the results to the target organism.

     Companies utilizing model organism functional genomics face several critical challenges. First, they must choose a model organism that is relevant to target organisms with commercial value. Second, they must choose model organisms with physical and chemical characteristics that make them efficient research tools. Third, they must collect large amounts of information about a small number of genes in a model in their normal and variant states. Fourth, they must have powerful informatics tools to manage and analyze collected data. However, even when these challenges are met, determination of gene function using model organisms typically occurs on a small scale, with individual investigators studying a small number of genes at a time.

Our Approach to Industrializing Gene Function Discovery: Our GeneFunction
Factory

     The existing approaches to determining gene function have produced limited results, as evidenced by the fact that the functions of most genes are still unknown. We believe that an inexpensive, rapid, large-scale approach to determining gene function is necessary to address this problem. We have responded to this need by developing our GeneFunction Factory to study gene function for numerous genes simultaneously in our selected organisms. Our GeneFunction Factory is designed to be an integrated, rapid, reliable, industrial scale laboratory through which we can discover and modify genes, measure the consequences of the modifications and reliably determine the function of those genes. We believe that by determining gene function we will be able to develop novel products in our target markets. In effect, we are industrializing the discovery of gene function.

                           GENEFUNCTION FACTORY CHART

     In our GeneFunction Factory, we first identify genes and produce organisms with modified forms of the genes, leading to an over- or under-expression of the encoded protein. We then measure thousands of physical and chemical characteristics of the variant organisms at different times of the organisms' life using gene expression, metabolic and phenotype profiling. Next, we organize and store the data associated with the measurements taken in the previous step. Finally, we analyze the data to elucidate function of the genes. We believe we will be able to determine the function of hundreds of genes per week with our GeneFunction Factory when it is fully developed.

Our Model and Target Organisms

     The organisms we study in our GeneFunction Factory have been carefully selected. Some researchers use yeast and the bacterium Escherichia coli as general model organisms, and others use the mouse as a model for humans. Yeast and bacteria are efficient model organisms, but are such simple organisms that extrapolating information about gene function to more complex target organisms is often not meaningful. Mice are more useful for annotating genes of higher organisms, but have long life cycles and are expensive to maintain and study. We conduct our research directly in target organisms when feasible, but when a model organism is needed, we have chosen, and will likely continue to choose, those organisms that are comparable to the target organism, are economical and efficient to maintain and study, have short life cycles and whose genes are easy to modify. The first eight organisms we have decided to study are a mustard plant known as Arabidopsis, rice and six fungi.

     Arabidopsis is a useful model organism because it is related to soybeans, cotton, vegetables and oil seed crops. It is an efficient model organism because it has a short life cycle of seven weeks and a small genome. Rice is an important target and model organism because it is one of the world's most important grains and commodity crops, and it is closely related to corn, wheat, barley, sugarcane, oats and rye. We are currently studying three fungi that cause diseases in cereals, rice and broadleaf plants. We intend to study three additional fungi that have commercial value for fermentation, human fungal disease and natural product discovery. We believe we can use our GeneFunction Factory to study the function of essentially every gene in these organisms.

Gene Discovery and Variant Generation

     One constraint in gene function discovery has been the time consuming nature of constructing gene variants. In gene discovery, libraries of DNA fragments are constructed for an organism. The DNA fragments are sequenced and altered to produce a gene variant. In plants, we produce two types of variants: knock-out variants, in which we have modified the selected gene to under-produce its encoded protein, and over-expression variants, in which we have modified the selected gene to over-produce its protein. In fungi, we use proprietary technology to activate or inactivate genes using specialized DNA fragments that can be inserted into genes to modify the gene. The modified gene is then placed into the fungal nucleus where it efficiently and precisely replaces the normal gene. Using these proprietary technologies, we have modified hundreds of plant genes and thousands of fungal genes.

Variant Analysis

     Traditionally, the process of understanding the often-subtle difference between a variant and normal organism has required years of experimentation. We have solved this problem by rapidly and accurately collecting large volumes of data for many different gene modifications with our automated workstations, sample tracking and data collection software that constitute our GeneFunction Factory. The three types of data that we collect for each variant are gene expression profiles, metabolic profiles and phenotype profiles.

     Gene Expression Profiling. Gene expression profiling provides a snapshot of the genes expressed in an organism at a given time. By comparing gene expression profiles of a variant organism to a normal organism, we gather information about the function of the modified gene as well as the effect of that gene on the expression of other normal genes. By determining how a modified gene affects normal genes, we gain insight into biochemical pathways of an organism.

     Metabolic Profiling. Metabolic profiling provides a snapshot of the chemicals in an organism's cell, including vitamins, minerals and other biochemicals, at a given time. We are collaborating to develop a proprietary method for extracting chemicals from an organism, which has traditionally been the most time-consuming step in the metabolic profiling process. We detect and measure these extracted chemicals using combinations of mass spectroscopy and chromatography to separate them by size and electrical charge.

     Phenotype Profiling. Phenotype profiling is the measurement of physical and chemical characteristics of an organism at one or more times during its life cycle. Characteristics of our target and model organisms that are measured include flowering time, plant height, plant weight, seed set, seed shape, leaf shape, color reflectance, root density, nutrient utilization and appearance. Different measurements, when taken at specified times, produce a phenotype profile for a variant that can be compared to a phenotype profile for a normal organism to help understand the function of the modified gene. We have developed a proprietary method for obtaining a phenotype profile for an organism that is an important part of our variant analysis.

Our FunctionFinder Bioinformatics System

     Data Management. Laboratory researchers typically track and collect data using notebooks, which makes it difficult to organize, store and access the volumes of data generated. We are addressing the issue of data management by developing a proprietary Laboratory Information Management System, or LIMS, utilizing barcodes and other automated data collection devices to track samples and store data. We have also developed technology to improve the organization, formatting and storage of data collected from our variant analyses. Our LIMS system allows us to record and manage the thousands of daily measurements produced by our GeneFunction Factory.

     Data Analysis. The challenge with the vast amounts of data that have been collected and stored for so many genes is being able to retrieve and make sense of relevant information to determine the function of genes. To meet this challenge, we have developed our FunctionFinder bioinformatics system, which incorporates information obtained from our variant analyses and from public sources. FunctionFinder includes tools for storing, retrieving, analyzing and mining data to create knowledge about genes. The FunctionFinder bioinformatics system contains proprietary software that we have developed.

Market Opportunities

     By determining the function of genes in Arabidopsis, rice and six filamentous fungi, we believe that we and our strategic partners will be able to develop novel products in four major sectors of the global economy. We have focused our initial efforts on generating gene function information that can be used to develop crop and nutrition products. In the future, we intend to use our GeneFunction Factory to discover gene function information on an industrial scale that can be used to develop human health and industrial products. Our target sectors are:


  Crop
  Production    Nutrition    Human Health    Industrial Products
  ----------    ---------    ------------    -------------------
  Herbicides    Additives    Anti-Fungals    Fermentation
  Fungicides    Botanicals   Nutraceuticals  Fiber
  Fertilizers   Foods        Pharmaceuticals Industrial Enzymes
  Seeds         Health Foods Vaccines        Specialty Chemicals
  Crop Outputs


     Our near-term strategy in these sectors is to establish strategic alliances with leading companies in order to develop commercial products. To date, we have entered into strategic alliances with Bayer to develop novel herbicides and with Monsanto to develop crop outputs and nutritional and human health products.

Crop Production

     The crop production sector consists of crop inputs and crop outputs. Herbicides, fungicides, fertilizers and seeds are examples of crop inputs. Harvested grain, vegetables and fiber are examples of crop outputs. We intend to utilize the information derived from our GeneFunction Factory to develop commercial products, independently or with strategic partners, in the following areas:

 Crop Inputs

     Herbicides. Herbicides are chemicals that kill weeds that cause substantial crop loss. The herbicide market is a mature market in which innovative products have historically been introduced only about once per decade. In 1998, global sales of herbicides were approximately $15 billion, with Roundup(R) being the leading product. While there are many herbicides on the market today, there is still a need for new types of products. For example, there is a need for a herbicide that can be applied at the same time seeds are planted, remains active in the field for several weeks, is environmentally friendly and kills a broad spectrum of weeds quickly.

     Conventionally, researchers have discovered new herbicide products by spraying various chemicals on weeds in the hope of finding a chemical that kills weeds without killing crops. Once a promising chemical is discovered, researchers use labor-intensive genetics, physiology and biochemistry techniques to determine the protein in the weed that is affected by the chemical. This conventional approach is expensive and slow and has a low success rate. Typically, 80,000 chemicals must be screened to find a commercial product.

     We believe our GeneFunction Factory may provide new herbicide targets for chemical screening faster and more economically than the conventional method. As part of our collaboration with Bayer, we use our GeneFunction Factory to identify Arabidopsis genes that may be promising targets for new herbicides. We then produce the proteins encoded by these promising genes in quantities that are sufficient for large-scale high-throughput chemical screening for herbicides. Finally, our assay group produces assays containing those proteins that can be used to screen for new herbicides. By narrowly focusing our discovery efforts on finding chemicals that disable specific genes within weeds, we believe that, together with our strategic partners, we may be able to discover environmentally friendly herbicides more efficiently than our competition.

     Fungicides. Fungal plant diseases impose greater costs upon food growers than any other plant disease. Chemicals used to control these diseases are called fungicides. The global market for fungicides, such as Tilt(R) and Ridomil PC(R), was approximately $6 billion in 1998. There is a need for better and safer fungicides, particularly those that treat currently untreatable fungal diseases or fungal strains that become resistant to existing fungicides.

     As with herbicides, researchers conventionally have discovered fungicides by spraying various chemicals on crops in the hope of finding a chemical that inhibits fungal infections on crops without killing the crops themselves. Until recently, a genomics-based approach has not been used for fungicide discovery. We believe our GeneFunction Factory will provide potential new fungicide targets for screening chemicals faster and more economically than the conventional method. We are currently examining three filamentous fungi, including Magnaporthe grisea, a rice pathogen, and Mycosphaerella graminicola, a wheat pathogen. We plan to identify genes in these fungi that are essential for the survival of the fungi, but not the crop. We believe that these genes will provide promising targets for chemical screening using assays produced by us or our strategic partners.

     Fertilizers. Fertilizers are products that are applied to the soil to provide crops with the nutrients needed to produce high yields. The primary ingredients of most fertilizers are nitrogen, potassium and phosphorus. The global market for fertilizers in 1998 was about $50 billion. In general, current product discovery efforts for fertilizers are focused on blending or reformulating known fertilizer compounds and reducing production costs. Plants are limited in their ability to utilize fertilizers. Excess fertilizer enters the environment either as run-off or ground water seepage, both of which are major environmental concerns. We believe that products that enhance fertilizer utilization will dramatically improve the economics and lessen environmental concerns of crop production because growers will be able to use less fertilizer to produce the same yields. We believe that our GeneFunction Factory may allow us to identify genes in crops that improve their ability to utilize fertilizer.

     Seeds. Typical commercial seeds include hybrid corn seeds, registered wheat seeds and vegetable seeds. The global market for commercial seeds in 1998 was over $15 billion. Currently, there is a need for new commercial seeds that can increase crop yields and improve the quality of foods and fibers. One commercial seed that has successfully increased crop yield while reducing the use of pesticides is the Bollgard(TM) cottonseed. Its developers inserted a microbial gene into cottonseed that encodes a protein that kills the cotton budworm, a significant pest of cotton. The resulting seed produces a high yield of cotton while avoiding both the cost and negative environmental impact of budworm pesticide.

     Historically, research in the seed industry has been dominated by time-consuming plant breeding techniques. Recently, the seed industry has invested heavily in the genetic modification of crops, which has resulted in a number of commercialized products and products in development. The seed industry now has the technology to efficiently insert genes into seeds, and products such as the Bollgard cottonseed have demonstrated the commercial viability of this technology. We believe that there is a market need for a technology that can rapidly generate information about the function of a large number of genes and identify those genes that code for commercially valuable crop traits that could then be bred or inserted into crops. Examples of valuable crop traits are disease resistance, vitamin content and resistance to herbicides and fungicides.

 Crop Outputs

     The output side of crop production consists of harvested crops. The global value of harvested crops in 1998 was approximately $700 billion with additional value created through crop processing. While there are more than 170 crops grown worldwide, only a few key crops, such as corn, soybean, rice, wheat, potatoes and tomatoes, account for most of the value. Two major market opportunities involve improving processing and product attributes. An example of a processing improvement is a reduction in the soluble fiber present in wheat. Pasta made from this type of wheat would be faster drying than ordinary pasta and could therefore be produced and packaged at a reduced cost. An example of an improved product attribute is an increased amount of oil in each ton of processed canola. We believe that our GeneFunction Factory may allow us to quickly and efficiently identify novel genes that control processing and product attributes.

Nutrition

     We believe that advances in functional genomics will make it possible for companies to enhance the nutritional content of foods and develop foods that can reduce the risk of disease in consumers. The nutrition market includes additives, botanicals, foods and health foods. Product examples include cholesterol-reducing margarines and nutritionally enhanced breakfast cereals. It has been estimated that the size of the market for enhanced nutrition foods will reach $15 billion by 2010 and $500 billion by 2020. Because many foods and additives come from plants and microbes, we believe our GeneFunction Factory can be used to develop food products with improved nutritional content.

     Food production companies are exploring ways to create foods with pharmaceutical benefits. For example, in January 2000, DuPont's Protein Technologies International and General Mills, Inc. announced plans to collaborate in developing and marketing functional foods containing proprietary soy technology consistent with the FDA approved health claim that there is an association between consumption of soy protein and the reduced risk of coronary heart disease. According to General Mills, sales for soy foods are expected to top $2.5 billion in 2000 and grow at a 15% to 20% compound annual rate over the next five years.

     We believe that our GeneFunction Factory may, in the future, generate gene function information that could be used to develop food products that contain:

   .  elevated levels of vitamins and essential amino acids in foods;

   . novel proteins useful in the prevention or treatment of medical conditions;

   . elevated levels of compounds that are present in plants and reduce serum cholesterol levels; and

   .  reduced levels of saturated fats.

Human Health

     We are focusing our efforts in the human health sector on the discovery of novel anti-fungal targets for drug discovery and the use of our model organisms and our FunctionFinder bioinformatics system to understand the genetic basis of human disease. There is a need for novel anti-fungals to treat immune-compromised individuals coping with AIDS, recovering from transplant surgery or undergoing cancer therapy.

     We believe that the model organisms that we are studying may be useful in discovering novel gene targets for the prevention and treatment of human disease. By using the sequence and function information of each gene in our model organisms and identifying the similarity of these known genes to human genes using our FunctionFinder bioinformatics system, we may provide a powerful tool for human drug discovery.

Industrial Products

     Within the industrial products sector, we are targeting the markets for industrial enzymes, fermentation, fiber and specialty chemicals. Proteases for laundry detergent, paper and plastic are examples of products from such markets. These industries are capital intensive, and research has focused on improving current products. There is a need for industrial products that are novel, effective, inexpensive and environmentally friendly. To fill this need, major companies in each of these industries have recently made significant investments in biotechnology. For example, a new plastic made from natural plant chemicals is being developed and is expected to be as versatile and strong as some common synthetic plastics, yet less expensive and more biodegradable.

     Since many industrial products are derived from biological sources, we believe that by understanding how gene function dictates product characteristics, we may be able to develop information that will significantly reduce production costs as well as lead to the creation of novel products. We believe that the use of our GeneFunction Factory may lead to the discovery of gene function information useful for the development of various industrial products, including:

   . improved or novel fermentation products, such as enzymes and specialty chemicals;

   .  improved fiber products such as wood, plastics, cotton and linen; and

   .  improved industrial processes such as wastewater treatment.

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

Our Strategy

     Our goal is to be the leading provider of gene function information to accelerate the commercialization of improved applications in crop production, nutrition, human health and industrial products. The key elements of our strategy are to:

Determine the Function of Genes in Our Target and Model Organisms.

     Using our GeneFunction Factory, we intend to determine the function of essentially every gene in each of our target and model organisms and incorporate this data into our FunctionFinder bioinformatics system. We intend to establish our FunctionFinder bioinformatics system as the definitive source of gene function information for these target and model organisms, as well as other target organisms related to our model organisms.

Continue to Develop Our GeneFunction Factory.

     In order to expand our capability in the industrialization of gene function determination, we will continue to develop our GeneFunction Factory. In addition to internal efforts to further streamline our industrialization process, we plan to license and acquire technologies that complement our core capabilities. We intend to utilize our partners' expertise and information to expand our FunctionFinder bioinformatics system and improve the capabilities of our GeneFunction Factory. In addition to expanding our technology, we plan to expand our facilities, equipment and personnel in order to increase productivity.

Develop Products Both with Strategic Partners and Internally.

     We intend to establish additional strategic alliances with leading companies in the crop production, nutrition, human health and industrial products industries. We seek to receive short-term financial support to advance our internal discovery and development efforts, as well as generate long-term revenues from milestone and royalty payments on any commercialized products. We also intend to develop products independently when opportunities arise.

Focus Our Development Efforts on Large Market Opportunities.

     We intend to utilize our GeneFunction Factory to develop products in the crop production, nutrition, human health and industrial products sectors. We believe there are substantial opportunities in these sectors for novel products that can be efficiently developed with information from our GeneFunction Factory. We intend to focus our development efforts on large opportunities within these sectors.

Pursue Intellectual Property Protection for Our GeneFunction Factory and Gene Function Information.

     We intend to continue to aggressively pursue patents for our discovery methods, our research platform and aspects of our bioinformatics system. Additionally, we intend to aggressively pursue patents on discoveries of novel genes and gene functions. To date, we have rights to 30 U.S. patent applications, relating to our technologies and genes. We intend to protect and build on our existing patent portfolio and also rely on trade secrets to protect our proprietary technologies. Where necessary, we will seek licenses to implement aspects of our research platform subject to ownership rights of others.

Strategic Alliances

     As part of our business strategy, we have established strategic alliances with pharmaceutical and agricultural companies in the fields of herbicide development, crop production and nutrition. Assuming our research efforts for existing strategic alliances are continued for the full research terms under those

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

agreements, we will have total committed funding of approximately $56 million from strategic partners. In addition, performance fees, milestone payments and payments made in connection with the exercise of options to extend these strategic alliances could generate as much as an additional $134 million. We will also earn sales royalties and product milestones in the event that any of our strategic alliances yield commercial products. To date, we have entered into significant strategic alliances with Bayer and Monsanto.

Bayer

     In September 1998, we entered into a collaboration research agreement with Bayer for the development of new chemical herbicides. Under the terms of the agreement, we have agreed to use our GeneFunction Factory to identify Arabidopsis genes that may be targets for herbicide discovery. We will provide exclusively to Bayer assays based on these targets for use in high throughput screening for herbicides, as well as access to customized Arabidopsis-based releases of FunctionFinder for use in herbicide discovery. The collaboration has an initial term of three years, and Bayer has the option to extend it for two additional years. The agreement provides that we are entitled to committed research funds, additional fees based on the number of assays we deliver and our success in delivering customized releases of FunctionFinder, and milestone and royalty payments for any products that might emerge from the collaboration.

     We have achieved two milestones in our collaboration research agreement with Bayer. These milestones include the delivery of the first assay for high throughput screening and the delivery of release 1.1 of a customized FunctionFinder bioinformatics system for discovery of novel herbicide targets.

Monsanto

     In November 1999, we entered into a collaboration agreement with Monsanto to provide certain Arabidopsis-based gene function data for the development of crop inputs and outputs. Under the terms of this agreement, Monsanto is to provide us with thousands of genes from Arabidopsis and other organisms. We are to perform a functional analysis of such genes for Monsanto using our GeneFunction Factory. Monsanto will either own or have exclusive licenses to certain patents that result from this project. The collaboration has an initial term of six years, and Monsanto has the option to extend it for up to two years and nine months. Monsanto may expand the collaboration either by increasing the number of genes that we are to analyze in Arabidopsis or by requiring us to analyze gene function in a second model, or both, for additional research and possible milestone payments. The agreement provides that we are entitled to committed research funds, additional fees based on the number of genes analyzed and royalty payments for any products that might emerge from the collaboration.

LION bioscience

     We have entered into a binding letter of intent with LION bioscience to negotiate an agreement for the co-development and co-marketing of bioinformatics software products for analyzing gene function. The companies initially intend to focus on the development of metabolic profiling informatics tools, and later develop improved phenotype profiling tools. We cannot guarantee that we will successfully negotiate a definitive agreement with LION bioscience.

Research and Development

     Our research and development efforts are directed towards the development of our GeneFunction Factory, including our FunctionFinder bioinformatics system and research activities in connection with our strategic alliances and our government grant. We spent approximately $72,000 in 1997, approximately $3.6 million in 1998 and approximately $7.5 million in 1999 on our research and development efforts.

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

Competition

     We face competition from functional genomics companies. We expect competition to intensify in genomics research as technology advances are made and become widely known. Genomic technologies have undergone and are expected to continue to undergo rapid and significant change. Our future success will depend in large part on maintaining a competitive position in the genomics field, and particularly in the functional genomics field. Rapid technological development by us or others may result in products or technologies becoming obsolete or noncompetitive before we recover the expenses we incur in connection with our development. Products offered by us and/or our strategic partners could be made obsolete by less expensive or more effective crop production, nutrition enhancement, human health and industrial application product development technologies, including technologies that may be unrelated to genomics. We may not be able to make the enhancements to our technology necessary to compete successfully with newly emerging technologies.

     Any products that we may develop alone or in collaboration with others will compete in highly competitive markets. In the specific markets in which we apply or intend to apply our FunctionFinder bioinformatics system, we face competition from plant genomics, pharmaceutical, agrochemical and biotechnology companies. Many of our existing and potential competitors have substantially greater financial resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than we do. Many of these competitors have achieved substantial market penetration in the crop enhancement, nutrition, human health and industrial product sectors. We have entered into strategic alliances with Bayer and Monsanto in the crop production and nutrition sectors, but have not yet entered into any strategic alliances or commenced development work in the human health and industrial products sectors. Moreover, our competitors may obtain patent protection or other intellectual property rights that could limit our rights or our strategic partners' ability to use our technologies or commercialize products in the crop production, nutrition, human health and industrial products sectors.

     Our ability to compete in the human health sector and the industrial products sector may be limited by our exclusive use of plant and fungal model organisms. We believe that our ability to compete in the human health sector will depend on the degree to which information we develop on plant gene and pathway function is useful in developing information about how similar human genes and pathways code for human pathology. Competing companies that use model organisms with greater similarities to human genes, such as mice, as well as companies that do direct studies of human populations, may have a substantial advantage in developing products for humans. Similarly, we believe that as it relates to industrial products, our FunctionFinder bioinformatics system will only be useful in the development of products that are plant or fungal based, such as enzymes and alcohols.

Government Regulation

Regulation of Development and Commercialization of Agricultural Products

     Our efforts, alone or together with our strategic partners, to develop and commercialize genetically enhanced nutrition and crop products will be subject to federal, state, local and foreign government regulations and regulatory agencies. These regulations and agencies may prevent us and our strategic partners from developing and marketing nutrition and crop product candidates in a timely manner or under technically or commercially feasible conditions, and may impose expenses, delays and other impediments to our efforts to develop such product candidates.

     The FDA has adopted the policy that it will apply the same regulatory standards to genetically modified foods that it applies to foods developed through traditional plant breeding. This means that a food or food ingredient developed by genetic modification must meet the same rigorous safety standards under the Federal Food, Drug, and Cosmetic Act as other food products. Under this policy, the FDA will

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

ordinarily only require premarket review of genetically modified foods if they raise significant safety concerns, such as elevated levels of toxicants or the presence of allergens, or if they are deemed to contain a food additive. Premarket approval as food additives for products from introduced genes is required only if the product differs substantially in structure and function from similar naturally occurring substances. Also, the FDA does not currently require that genetically modified products be labeled as such, as long as they are as safe and have the same nutritional characteristics as conventional products. The FDA is considering the adoption of a Premarket Notification procedure, pursuant to which our strategic partners and we would have to inform the FDA when we intend to commercialize a genetically modified food product and that our internal safety procedure is complete.

     The United States Department of Agriculture, or USDA, prohibits genetically modified plants from being grown and transported except pursuant to an exemption or under special controls. In general, companies apply for an exemption to facilitate product development because the special controls are burdensome. However, we can not guarantee that the products we develop will qualify for such an exemption.

     Regulatory policies for genetically modified nutrition and crop products vary widely, are currently the subject of intense political controversy, and may change substantially in the near future. Accordingly, labeling, premarket notification or other restrictions in foreign countries where we and our strategic partners may want to develop and/or market genetically modified product candidates may impose additional expenses and delays on such product candidates or may make commercialization in such countries impracticable.

     Our future nutrition and crop product candidates may also be subject to other regulations and regulatory agencies, such as the Occupational Safety and Health Act, the Toxic Substances Control Act, the National Environmental Policy Act, other federal water, air and environmental quality statutes, import/export control legislation and other laws. Any product candidates relating to pesticides will be subject to the jurisdiction of the Environmental Production Agency, or EPA.

Regulation of Drug Development and Commercialization

     Prior to the marketing of any new drug developed by us or our strategic partners, that new drug must undergo an extensive regulatory review process in the United States and other countries. This regulatory process, which includes preclinical studies and clinical trials, and may include post-marketing surveillance of any compound to establish its safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from preclinical studies and clinical trials are subject to varying interpretations that could delay, limit or prevent marketing. Delays or rejections may also be encountered based on changes in government agency policies for drug review. Delays in obtaining marketing clearance could delay the commercialization of any drugs or diagnostic products developed by us or our strategic partners, impose costly procedures on our strategic partners' activities, diminish any competitive advantages that our strategic partners may attain and lessen our potential royalties.

     Even if regulatory clearance is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may result in withdrawal of the product from the market, which could reduce our revenue sources and hurt our financial results.

     No product resulting from the use of our FunctionFinder bioinformatics system has been approved for commercialization in the United States or elsewhere. In addition, no investigational new drug application has been submitted by us our any of our strategic partners for any such product candidate. We cannot be certain if or when we or our strategic partners will submit an application for regulatory review, or whether we or our strategic partners will be able to obtain marketing approval for any products on a timely basis, if at

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

all. If we and our strategic partners fail to obtain required governmental approvals, it will prevent us from marketing drugs or diagnostic products. The occurrence of any of these events may cause our business, financial condition and results of operations to suffer.

Environmental Regulation

     Our research and development activities involve the controlled use of hazardous materials and chemicals. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed our resources.

Intellectual Property

     We seek U.S. and foreign patent protection for major components of our FunctionFinder bioinformatics system, including elements of:

   . our gene sequencing, phenotype analysis, gene expression profiling, metabolic profiling and other methods of determining gene function;

   .  our FunctionFinder bioinformatics system technologies; and

   .  the gene function resulting from our technology.

We also rely on trade secret protection for certain of our confidential and proprietary information, and we use license agreements both to access external technologies and assets and to convey certain intellectual property rights to others. Our commercial success will be dependent in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property portfolio. We have filed thirty (30) U.S. patent applications, which are subject to rights that we have granted to various collaborators and development partners. We have filed sixteen (16) trademark applications in the United States and have received allowances on six (6) of them.

     The patent positions of life science companies are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:

   .  our pending patent applications may not result in issued patents;

   . the claims of any issued patents may not provide meaningful protection;

   . we may be unsuccessful in developing additional proprietary technologies that are patentable;

   . our patents may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and

   .  others may have patents that relate to our technology or business.

     In addition, patent law relating to the scope of claims in the technology field in which we operate is still evolving. The extent of future patent protection is uncertain. In particular, we are aware of several groups that are attempting to identify and patent gene fragments and full-length genes, both characterized and uncharacterized. There is substantial uncertainty regarding the possible patent protection for gene fragments or genes without known function or correlation with specific functions. Furthermore, others may independently develop similar or alternative technologies, duplicate any of our technologies, and if patents

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

are licensed or issued to us, design around the patented technologies licensed to or developed by us. In addition, we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties or if we initiate such suits.

     We are aware of a number of U.S. patents and patent applications and related foreign patents and patent applications owned by third parties relating to gene sequences and the analysis of gene function. These other technologies may provide third parties with competitive advantages over us and may hurt our business. In addition, some third party patent applications contain broad claims, and it is not possible to determine whether or not such claims will be narrowed during prosecution and/or will be allowed and issued as patents, even if such claims appear to cover prior art or have other defects. An owner or licensee of a patent in the field may threaten or file an infringement action and we may or may not prevail in any such action. The cost of defending an infringement action may be substantial, which could significantly increase our expenses and increase our losses. Furthermore, required licenses may not be made available on commercially viable terms, if at all. Failure to obtain any required license could prevent us from utilizing or commercializing one or more of our technologies or gene-related products.

     We have applied, and intend to make additional applications, for patent protection for:

   . methods relating to gene sequencing, phenotype analysis, gene expression profiling, metabolic profiling and other methods for determination of gene function;

   .  bioinformatic technologies;

   .  function specific patterns of gene expression we identify; and

   .  individual genes and targets we discover.

Such patents may include claims relating to novel genes and gene fragments and to novel uses for known genes or gene fragments identified through our discovery programs. We may not be able to obtain meaningful patent protection for our discoveries; even if patents are issued, the scope of the coverage or protection they would afford is uncertain. Failure to secure such meaningful patent protection would endanger our competitive position.

     With respect to proprietary know-how that is not patentable and for processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests, including several elements of our FunctionFinder bioinformatics system. In addition, we are developing a proprietary index of plant and fungal gene and gene fragment sequences which we update on an ongoing basis. Some of this data will be the subject of patent applications, whereas other data will be maintained as proprietary trade secret information. We have taken security measures to protect our proprietary know-how and technologies and confidential data and continue to explore further methods of protection. While we require all employees, consultants and strategic partners to enter into confidentiality agreements, we cannot be certain that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can meaningfully protect our trade secrets. In the case of arrangements with our strategic partners that require the sharing of data, our policy is to make available to our strategic partners only such data as is relevant to our agreements with such strategic partners, under controlled circumstances, and only during the contractual term of those agreements, and subject to a duty of confidentiality on the part of our customer. However, such measures may not adequately protect our data. Any material leak of confidential data into the public domain or to third parties may cause our business, financial condition and results of operations to be harmed.

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

     We are a party to various license agreements that give us rights to use technologies and biological materials in our research and development processes. We may not be able to maintain such rights on commercially reasonable terms, if at all. Failure by us to maintain such rights could harm our business.

Employees

     As of February 15, 2000, we had 102 full-time employees, of whom 30 hold Ph.D. degrees. Of our total workforce, 76 are engaged in research and development activities and 26 are engaged in business development, finance and administration. None of our employees is represented by a collective bargaining agreement. We believe that our relations with our employees are good.

Facilities

     We occupy approximately 48,000 square feet of single-story laboratory and office space in Research Triangle Park, North Carolina. We also have access to greenhouse facilities located at North Carolina State University. All of our facilities are covered by short-term leases renewable at our option.

two-story laboratory and office complex covering approximately 54,000 square feet and a single-story plant facility incorporating growth rooms and greenhouse space covering approximately 32,000 square feet. Both facilities are scheduled to be completed by the end of 2000. We also have an option to require the real estate investment trust to develop and finance an additional two-story laboratory and office facility covering approximately 50,000 square feet on the same site.

Legal Proceedings

     We are not a party to any material legal proceedings.

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

                                   MANAGEMENT

Executive Officers and Directors

     The following table sets forth certain information regarding our executive officers and directors as of February 10, 2000.

Name                        Age Position
----                        --- --------
John A. Ryals, Ph.D. .....   45 Chief Executive Officer, President and Director
Henry P. Nowak, Esq. .....   44 Vice President of Intellectual Property,
                                General Counsel and Secretary
Richard E. Kouri, Ph.D. ..   56 Vice President of Business Development
Ian A.W. Howes............   41 Vice President of Finance and Operations,
                                Chief Financial Officer and Treasurer
Athanasios Maroglou,
 Ph.D. ...................   41 Vice President of Project Management
Scott J. Uknes, Ph.D. ....   39 Vice President of Business Strategy
John Hamer, Ph.D. ........   42 Vice President of Research
Craig Liddell, Ph.D. .....   41 Vice President of Informatics
G. Steven Burrill (1).....   55 Director and Chairman of the Board
Dennis Dougherty (1)......   52 Director
Robert Goodman, Ph.D.
 (2)......................   54 Director
Terrance McGuire (2)......   43 Director
Michael Summers (2).......   57 Director
Henri Zinsli, Ph.D. (1)...   58 Director

------------------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

     John A. Ryals, Ph.D. co-founded our company in September 1997 and has served as our Chief Executive Officer and President since inception. From October 1996 to September 1997, Dr. Ryals was Vice President of Research for Novartis Crop Protection, Inc. and Head of the Biotechnology and Genomics Center of Novartis in Research Triangle Park, North Carolina, where he was responsible for worldwide biotechnology and genomics research and target-based discovery. Dr. Ryals has 15 years of experience in agricultural biotechnology working in various positions at the Agricultural Biotechnology Research Unit of Ciba-Geigy Corporation, including Head of Agricultural Biotechnology Research and Vice-President of Biotechnology at Ciba Seeds, a position which he held from 1993 to 1996. Dr. Ryals received his Ph.D. in Molecular Biology from the University of Texas at Dallas in 1982 and is an Adjunct Professor at North Carolina State University.

     Henry P. Nowak, Esq. has been our Vice President of Intellectual Property, General Counsel and Secretary since May 1998. From March 1995 to April 1998, Mr. Nowak served as the legal and patent counsel at Novartis Pharmaceuticals and Systemix. Previously, he served as legal and patent counsel for Somatogen, Amgen, Ciba-Geigy Agriculture and Schering-Plough. He is a member of three state bars and the Federal Patent Bar. Mr. Nowak received his joint J.D./M.B.A. degree from Florida State University in 1986 and a M.S. in Biochemistry from Utah State University in 1981.

     Richard E. Kouri, Ph.D. has served as our Vice President of Business Development since June 1999. From January 1997 to January 1999, he was Senior Vice President of Research at VIMRX Pharmaceuticals, Inc. and President and Chief Executive Officer of VIMRX Genomics, Inc., a subsidiary of VIMRX Pharmaceuticals, Inc. From June 1994 to January 1997, he was Chief Operating Officer, Chief Technical Officer and Senior Vice President at Gene Logic, Inc. Dr. Kouri received the Ph.D. degree in Radiation Biology from the University of Tennessee and was a post-doctoral fellow at the Roche Institute of Molecular Biology.

     Ian A. W. Howes has served as our Vice President of Finance and Operations and Chief Financial Officer and Vice President of Finance and Operations since January 1999. From February 1998 to December 1998, Mr. Howes was Chief Financial Officer at Analytika, Inc., a provider of pharmaceutical data mining software and services. From October 1995 to January 1998, he was Chief Financial Officer at American Care Communities. From May 1991 to August 1995, Mr. Howes was Chief Financial Officer at EnSys, Inc., a publicly traded biotechnology company. Mr. Howes received his M.B.A. from the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill in 1997 and is a Chartered Accountant in England and Wales.

     Athanasios Maroglou, Ph.D. has served as our Vice President of Project Management since October 1999. From 1985 to 1999, Dr. Maroglou was Research and Development Manager at E. I. DuPont De Nemours & Company. As Research and Development Manager, he was responsible for discovery and commercialization of new herbicides and for product support and renewal. In his 14 years at DuPont, Dr. Maroglou also served as Process Development Manager, Operations Supply Chain Manager and Manufacturing Area Manager. He received his Ph.D. in Chemical Engineering at the University of Birmingham, England.

     Scott J. Uknes, Ph.D. co-founded our company in September 1997 and has served as our Vice President of Business Strategy since March 1999. From inception to March 1999, he served as our Vice President of Fungal Research. From 1990 to September 1997, Dr. Uknes held various positions at Ciba-Geigy Corporation, including Research Director for the Seeds Disease Control projects, where he led a research program aimed at meeting the market need for disease resistant crops. Dr. Uknes is an adjunct professor at North Carolina State University. Dr. Uknes received his Ph.D. in Plant Molecular Biology from Washington University, St. Louis, Missouri, in 1990.

     John Hamer, Ph.D. has served as our Vice President of Research since February 2000. From March 1999 to February 2000, Dr. Hamer served as our Director of Microbial Research. From September 1998 to March 1999, he served as our Director of Fungal Biology. From September 1989 to September 1998, Dr. Hamer served as Professor of Biological Sciences and Adjunct Professor of Microbiology and Immunology at Purdue University. While at Purdue, Dr. Hamer was awarded the David and Lucille Packard Fellowship and the National Science Foundation Presidential Faculty Fellowship. He is currently editor-in-chief of the academic press journal Fungal Genetics and Biology and currently serves on the NSF-Microbial Genetics Study Panel. Dr. Hamer received his Ph.D. in Microbiology from the University of California, Davis in 1987.

     Craig Liddell, Ph.D. has served as our Vice President of Informatics since February 2000. Since July 1998 through February 2000, Dr. Liddell served as our Director of Informatics. Dr. Liddell has been an Adjunct Professor of Plant Pathology and since 1991 he has been a Principal Investigator at the Computing Research Laboratory at New Mexico State University. From July 1996 to July 1998, Dr. Liddell was an Associate Professor of Plant Pathology and from 1989 to July 1996, Dr. Liddell was an Assistant Professor of Plant Pathology at New Mexico State University. Dr. Liddell was a Postdoctoral Research Scientist in the Departments of Plant Pathology at the University of California, Davis and the University of Wisconsin - Madison. He is the senior editor of the journal Phytopathology. Dr. Liddell received his Ph.D. in Plant Pathology from the University of Sydney, Australia in 1986.

     G. Steven Burrill has been a member of our board of directors since March 1999, and has served as the chairman of our board of directors since December 1999. Mr. Burrill is the Chief Executive Officer of Burrill & Company, a private merchant bank focused on life science companies, which he founded in 1996. Prior to starting Burrill & Company, Mr. Burrill spent 27 years with Ernst & Young, including the last 17 years as partner of the firm. Mr. Burrill received his BBA degree from the University of Wisconsin - Madison. Mr. Burrill currently serves on the boards of directors of DepoMed, Inc. and Transgene SA.

     Dennis Dougherty has been a member of our board of directors since February 1998. Since October 1984, Mr. Dougherty has been a General Partner of Intersouth Partners, a series of venture capital funds which invests in life science and technology companies throughout the Mid-Atlantic and Southeast. Mr. Dougherty currently serves on the boards of directors of six private life science companies, which include Xanthon, Inc., Cogent Neuroscience, Inc., Biolex, Inc., Insmed Pharmaceuticals, Inc. and Encelle, Inc.

     Terrance McGuire has been a member of our board of directors since February 1998. Mr. McGuire is a founder and has been a general partner of Polaris Venture Funds, Inc., a venture capital fund, since March 1996. Since 1992, he has served as a general partner of Burr, Eagan, Deleage and Co., a venture capital firm, and since 1989 he has served as general partner of Beta Partners, a venture capital firm. He is also a member of the board of directors of Akamai Technologies, Inc., Aspect Medical Systems, Inc., Inspire Pharmaceuticals, Inc., Wrenchead.com, Inc. and deCODE Genetics, Inc. Mr. McGuire received his B.S. in Physics and Economics from Hobart College, his M.S. in Engineering from Dartmouth College and his M.B.A. from the Harvard Business School.

     Michael Summers has been a member of our board of directors since March 1998. Since October 1990, Mr. Summers has been a managing partner of Summers Associates, a specialized international business development organization. Mr. Summers is also managing director of Floranova Limited. He received his B.S. in Botany from the University of Exeter in 1964.

     Robert M. Goodman, Ph.D. has been a member of our board of directors since June 1998. Since September 1991, Dr. Goodman has been a Professor of Plant Pathology at the University of Wisconsin-Madison. Dr. Goodman is also a member of the Department of Microbiology graduate program, the interdepartmental program in plant genetics and plant breeding, the Institute of Environmental Studies, the graduate program in cellular and molecular biology and the biotechnology training program. Dr. Goodman received a Ph.D. in plant virology from Cornell University in 1973.

     Henri Zinsli, Ph.D. has been a member of our board of directors since June 1998. Since 1997, Dr. Zinsli has served as the Chairman of Discovery Technologies Ltd. in Allschwil, Switzerland, and since 1999, he has served as the Chief Executive Officer of Discovery Technologies Ltd. Since 1998, he has served as the Chairman of Zeptosens Inc. in Witterswil, Switzerland. He is also a non-executive Director of Plasmon, PLC, and Royston, UK, in positions which he has held since 1996. Until 1996, he was the head of Corporate Business Development at Ciba-Geigy Ltd. in Basel. Dr. Zinsli has over 30 years of experience at Ciba-Geigy Ltd. He received his Dr. OEC in economics at the University of St. Gall, Switzerland in 1998.

     Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed. There are no family relationships among any of our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

Scientific Advisory Board

     The following individuals are members of our Scientific Advisory Board:

     Michael Bevan, Ph.D. heads the Molecular Genetics Department at the John Innes Institute in the United Kingdom. Dr. Bevan also leads the European arm of the Arabidopsis genome sequencing effort.

     Joseph R. Ecker, Ph.D. is Professor of Plant Biology at the Salk Institute in La Jolla California. In addition, he leads the U.S. Arabidopsis genome sequencing effort.

     Luis Herrera-Estrella, Ph.D. is Professor of Plant Genetic Engineering in the Department of Genetics, Centro de Investigacion y Estudios Avanzanidos del I.P.N.

     Mark Johnston, Ph.D. is Professor of Genetics at Washington University School of Medicine. Dr. Johnston led the U.S. effort to sequence the genome of Baker's yeast.

     Sharon R. Long, Ph.D. is a Howard Hughes Medical Institute Investigator and Professor in the departments of Biological Sciences and Biochemistry at Stanford University.

     Ingo Potrykus, Ph.D. is Professor of Plant Sciences at the Institute of Plant Sciences, Swiss Federal Institute of Technology in Zurich, Switzerland.

     A. Ian Scott, Ph.D. is Distinguished Professor of Chemistry at Texas A&M University and is the C.J. Davidson Chair in Science. He is a Fellow of the Royal Society and the American Association for the Advancement of Science.

     Bruce C. Weir is the William Neal Reynolds Professor of Statistics and Genetics at North Carolina State University.

Board Composition

     Upon completion of this offering, our board of directors will consist of seven members divided into three classes, with two members in two of the classes and three members in the third class. Each year, the stockholders will elect the members of one of the three classes to a three-year term of office.
Upon completion of this offering,          and          will serve in the class
whose term expires in 2001;          and          will serve in the class whose
term expires in 2002; and         ,          and          will serve in the
class whose term expires in 2003.

Board Committees

     Audit Committee. Our audit committee, consisting of Dr. Goodman, Mr. McGuire and Mr. Summers, reviews our internal accounting procedures and the services provided by our independent auditors.

     Compensation Committee. Our compensation committee, consisting of Mr. Burrill, Mr. Dougherty and Dr. Zinsli, reviews and recommends to our board of directors the compensation and benefits of all our officers and executive management and establishes and reviews general policies relating to compensation and benefits of our employees.

Compensation Committee Interlocks and Insider Participation

     None of the members of our compensation committee has at any time been one of our officers or employees. No member of the compensation committee serves a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Compensation of Directors

     We provide cash compensation of $2,000 per meeting attended in person and $1,000 per meeting via telephone to Dr. Goodman, Mr. Summers and Dr. Zinsli for serving on our board of directors or for participating in committee meetings. Members of our board of directors are reimbursed for some expenses in connection with attendance at board and committee meetings. In June 1998, Dr. Goodman, Mr. Summers and Dr. Zinsli each received options to purchase 50,000 shares at an exercise price of $0.08 per share. In December 1999, Dr. Goodman, Mr. Summers and Dr. Zinsli each received 2,666 options at an exercise price of $0.60 per share. These options vest ratably beginning on the grant date of the option and extending through the next four years of service. For more information, see "Benefit Plans--1998 Stock Option Plan."

Limitations of Liability; Indemnification of Directors and Officers

     The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. In connection with the consummation of this offering, we will adopt and file an amended and restated certificate of incorporation and amended and restated bylaws. Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by Delaware law.

     Our amended and restated certificate of incorporation and bylaws will also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). Such indemnifiable expenses include, to the maximum extent permitted by law, attorney's fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

     Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

     There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Executive Compensation

     The following table sets forth the total compensation, during the year ended December 31, 1999, paid to or accrued by our Chief Executive Officer and each of our four other most highly compensated executive officers whose total salary and bonus for 1999 exceeded $100,000:

                           Summary Compensation Table

                                                     Long Term
                                                    Compensation
                                                       Awards
                                                    ------------
                                       Annual        Number of
                                    Compensation     Securities
                                  -----------------  Underlying    All Other
Name and Principal Position        Salary   Bonus     Options    Compensation
---------------------------       -------- -------- ------------ -------------
John A. Ryals, Ph.D.............. $221,825 $ 58,438    77,917        $ 600(1)
 Chief Executive Officer,
  President and Director
Ian A.W. Howes...................  155,400   41,250   303,300          --
 Vice President of Finance and
  Operations, Chief Financial
  Officer and Treasurer
Henry P. Nowak, Esq..............  145,000   41,250   303,300          --
 Vice President of Intellectual
  Property, General Counsel and
  Secretary
Scott J. Uknes, Ph.D ............  131,250   33,750     9,000          --
 Vice President of Business
  Strategy
John Hamer, Ph.D.................  142,500   37,500   167,500        5,000(2)
 Vice President of Research

------------------
(1) Represents life insurance premiums paid on behalf of Dr. Ryals.
(2) Represents reimbursements for moving expenses paid to Dr. Hamer.

Option Grants in 1999

     The following table presents each grant of stock options during the fiscal year ended December 31, 1999, to each of the individuals listed in the Summary Compensation Table.

     All options were granted under our 1998 Stock Option Plan. The following options are immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to a repurchase right in our favor that entitles us to repurchase unvested shares at their original exercise price on termination of the employee's services with us.

     The potential realizable value is calculated based on the ten year term of the option at the time of grant. Stock price appreciation of 0%, 5% and 10% is assumed pursuant to the rules promulgated by the SEC and does not represent our estimate of future stock price performance. The potential realizable value at 0%, 5% and 10% appreciation are calculated by:

   .  multiplying the number of shares of common stock under the option by
      the assumed public offering price of $     per share;

   . assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table until the expiration of the options; and

   .  subtracting from that result the aggregate option exercise price.

     Percentages shown under "Percentage of Total Options Granted to Employees in 1999" are based in an aggregate of 1,633,119 options granted to our employees and directors under our 1998 Stock Option Plan during 1999.

                                                                         Potential Realization
                                                                            Value at Assumed
                                                                         Annual Rates of Stock
                                                                           Price Appreciation
                                       Individual Grants                    for Option Term
                         ----------------------------------------------- ----------------------
                         Number of     Percent of
                         Securities   Total Options
                         Underlying    Granted to   Exercise
                          Options     Employees in  Price Per Expiration
Name                      Granted         1999        Share      Date     0%     5%      10%
----                     ----------   ------------- --------- ---------- ------------- --------
John A. Ryals, Ph.D. ...   77,917(1)       4.8%       $0.60   12/14/2006 $    $        $

Ian A.W. Howes..........  270,300(2)      16.6%        0.08   01/01/2006
                           33,000(1)       2.0%        0.60   12/14/2006

Henry P. Nowak, Esq.....   33,000(1)       2.0%        0.60   12/14/2006

Scott J. Uknes, Ph.D....    9,000(1)       0.6%        0.60   12/14/2006

John Hamer, Ph.D........   50,000(3)       3.1%        0.22   06/29/2006
                           17,500(1)       1.1%        0.60   12/14/2006

------------------
(1) Our repurchase right lapses in equal monthly installments over the four years commencing on the grant date.
(2) Includes 27,030 options as to which our repurchase right lapsed at the grant date, 60,818 options as to which our repurchase right lapsed on the first anniversary of the grant date, and 182,452 options as to which our repurchase right will lapse in equal monthly installments over the 36 months following the first anniversary of the grant date.
(3) Includes 12,500 options as to which our repurchase right will lapse on the first anniversary of the grant date and 37,500 options as to which our repurchase right will lapse in equal monthly installments over the 36 months following the first anniversary of the grant date.

Option Values at December 31, 1999

     The following table presents the number and value of unexercised options and securities issuable upon the exercise of options that were held by each of the individuals listed in the Summary Compensation Table as of December 31, 1999.

     These options are immediately exercisable in full at the grant date, but shares purchased by exercise of unvested options are subject to a repurchase right in our favor that entitles us to repurchase unvested shares at their original exercise price on termination of the employee's services with us. The value realized is based on the fair market value of the underlying securities as of the date of exercise, minus the per share exercise price, multiplied by the number of shares underlying the option. The value of unexercised in-the-money options are based on a value of $4.50 per share, the fair market value of our common stock on December 31, 1999 as determined in good faith by our board of directors. Amounts reflected are based on the value of $4.50 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.


                Aggregated Option Exercises in Last Fiscal Year
                        and Fiscal Year-End Option Value

                                                 Number of Securities
                                                Underlying Unexercised    Value of Unexercised In-
                                                      Options at            the-Money Options at
                            Shares                 December 31, 1999          December 31, 1999
                           Acquired    Value   -------------------------- -------------------------
Name                      on Exercise Realized Exercisable  Unexercisable Exercisable Unexercisable
----                      ----------- -------- -----------  ------------- ----------- -------------
John A. Ryals, Ph.D. ...        --        --      77,919(1)      --          83,371        --

Ian A.W. Howes..........    303,300   132,618        --          --             --         --

Henry P. Nowak, Esq. ...    270,300    97,308     33,000(1)      --          35,310        --

Scott J. Uknes, Ph.D. ..        --        --       9,000(1)      --           9,630        --

John Hamer, Ph.D. ......     33,333    52,999    134,167(2)      --         197,226        --

------------------
(1) As of December 31, 1999, our repurchase right had not lapsed as to any of these options. Accordingly, these options were exercisable but not vested on that date.
(2) As of December 31, 1999, our repurchase right had lapsed as to 33,333. Accordingly, the remaining 134,167 options were exercisable, but net vested, on that date.

Employment Agreements and Termination of Employment Agreements

     At the time of commencement of employment, most of our employees sign offer letters and employment agreements. These employment agreements provide for employment at will and contain standard provisions relating to confidential information and invention assignment by which the employee agrees not to disclose any confidential information received during his or her employment with us and that, with some exceptions, he or she will assign to us any and all inventions conceived or developed during employment.

     In February 1998, we entered into employment agreements with our founders, Drs. Ryals and Uknes. Pursuant to these employment agreements, initial annual base salaries were set at $180,000 for Dr. Ryals and $120,000 for Dr. Uknes. In addition, each is entitled to receive annual bonuses of 25% of base salary to be awarded on the basis of mutually agreed upon objectives and criteria between each founder and us. The agreements provide that the employment relationship may be terminated with or without cause at any time by the founder or us. Furthermore, the agreements provide that, if we terminate any of Drs. Ryals, Uknes, Gorlach or Mr. Stewart with or without "cause", as defined in the agreements, we have no obligation to pay severance beyond the individual's accrued base salary and bonus up to the date of termination. However, if we continue to pay the founder an amount equal to his current monthly salary for a three month period following a termination without cause, the founder shall be prohibited from competing with us for that three month period. Moreover, upon proper notice to the founder, we may extend the non-compete period to a total of twelve months provided we continue to pay the founder such amounts. If we terminate Dr. Ryals or Dr. Uknes for cause or if either terminates his employment relationship, he shall be prohibited from competing with us for a period of twelve months following the date of termination. These employment agreements also provide that employment is contingent upon execution of separate agreements pursuant to which the founder agrees that he will not disclose any confidential information received during his employment with us and, that, with some exceptions, he will assign to us any and all inventions conceived or developed during his employment with us. Termination for any reason other than for cause results in accelerated vesting of all of their restricted stock.

Benefit Plans

1998 Stock Option Plan

     In October 1998, we adopted our 1998 Stock Option Plan. The stockholders approved the plan in June 1999. The plan will terminate in November 2008 unless it is terminated earlier by our board. Under this plan we may grant incentive stock options and nonqualified stock options. As of February 18, 2000, a total of 4,015,000 shares of common stock have been reserved for issuance under this plan. Of these shares, 3,210,703 shares have been issued pursuant to options granted under this plan, 1,580,458 shares were subject to outstanding options and 804,297 shares were available for future grant. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the 1998 Plan. Shares issued under the 1998 Plan may be previously unissued shares or reacquired shares of common stock.

     Our board of directors administers the 1998 Plan. Our board of directors may delegate authority to administer the 1998 Plan to a committee of our board of directors. Subject to the terms of the plan, our board of directors or our authorized committee determines recipients and the terms of the options granted pursuant to this plan, including,

   . the term, exercise price and the numbers of shares subject to each option;

   .  the form of consideration to be paid upon exercise of the options;

   .  the vesting schedule for the options; and

   .  termination or cancellation provisions applicable to the options.

     Options granted to purchase shares of our common stock under our 1998 Stock Option Plan are generally immediately exercisable by the optionee but are subject to a right of repurchase pursuant to the vesting schedule of each specific grant. In the event that a purchaser ceases to provide service to us and our affiliates, we have the right to repurchase any of that person's unvested shares of common stock at the original option exercise price.

     Our board of directors or its designated committee may, in its sole discretion, include additional provisions in any option or award granted or made under the 1998 Plan that are not inconsistent with the 1998 Plan or applicable law. Our board of directors or its designated committee may also, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the 1998 Plan may be exercised. In the event of a decline in the value of our common stock, our board of directors or its designated committee has the authority to offer optionees the opportunity to replace outstanding higher priced options with new options below our priced options.

     The maximum term of options granted under this plan is ten years.

     If we are acquired, all our outstanding options under the plan either will be assumed or substituted for by any surviving entity or our parent or subsidiary corporation, if any. For stock options granted, if the surviving entity or our parent or subsidiary corporation, if any, determines not to assume or substitute the options, the board of directors shall provide for the options to be fully exercisable for a period of 30 days from the date of notice. If the board of directors makes the options fully exercisable for this 30-day period, the options will terminate at the end of this period.

401(k) Plan

     We maintain a retirement and deferred savings plan for our employees that is intended to qualify as a tax-qualified plan under the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax compensation to the savings plan, subject to statutorily prescribed annual limits, which is $10,500 in the calendar year 2000. Under this plan each participant who makes pre-tax contributions is eligible to have a matching contribution in cash made by us to his or her matching plan account in an amount up to 25% of the participant's savings plan contribution with a maximum annual employer contribution of 6% of each participant's annual salary, subject to statutorily prescribed annual limits. The matching contributions vest annually over a three year period. We may make additional discretionary contributions for all participants to their matching plan accounts.

                              CERTAIN TRANSACTIONS

     The following executive officers, directors or holders of more than five percent of our voting securities purchased securities in the amounts as set forth below. Each share of our Series A, Series B and Series C Preferred Stock is convertible into one share of our common stock.

                                        Shares of Preferred Stock
                                      -----------------------------
                         Common Stock Series A  Series B  Series C  Warrants (9)
                         ------------ --------- --------- --------- ------------
Directors and Executive
 Officers
John A. Ryals (1).......  1,195,181
Henry P. Nowak (2)......    271,300
Richard E. Kouri........
Ian A.W. Howes .........    303,300
Athanasios Maroglou.....    165,000
Scott J. Uknes..........    852,272
John Hamer (3)..........     39,333
Craig Liddell...........
G. Steven Burrill (4)...                        1,395,349   400,000
Dennis Dougherty (5)....              2,687,500   516,389   200,000   250,000
Robert Goodman..........     52,666
Terrance McGuire (6)....              1,875,000   329,610 1,800,000
Michael Summers.........
Henri Zinsli............     50,000
Five Percent
 Stockholders
The Burrill AgBio
 Capital Fund L.P. .....                        1,395,349   400,000
Intersouth Partners
 (7)....................              2,687,500   516,389   200,000   250,000
Polaris Venture Funds
 (8)....................              1,875,000   329,610 1,800,000
Innotech Investments
 Limited................              2,937,500   549,350   200,000   187,500

------------------
(1) Includes 2,000 shares held by Dr. Ryals' wife.
(2) Includes 1,000 shares held by Mr. Nowak's wife.
(3) Includes 6,000 shares held by Dr. Hamer's wife.
(4) Represents shares held of record by The Burrill AgBio Capital Fund L.P. Mr. Burrill, the chairman of our board directors, is Chief Executive Officer of Burrill & Company, the General Partner of Burrill AgBio Capital Fund L.P.
(5) Represents shares and warrants held of record by Intersouth Partners IV, L.P. and Intersouth Partners III, L.P. Mr. Dougherty, one of our directors, is General Partner of Intersouth Partners IV, L.P. and Intersouth Partners III, L.P.
(6) Represents shares held of record by Polaris Venture Partners III, L.P., Polaris Venture Partners Founders' Fund L.P. and Polaris Venture Partners L.P. Mr. McGuire is a founding partner of Polaris Venture Partners Founders' Fund L.P., Polaris Venture Partners, L.P. and Polaris Venture Partners III, L.P.
(7) Represents shares held of record by Intersouth Partners IV, L.P. and Intersouth Partners III, L.P.
(8) Represents shares held of record by Polaris Venture Partners L.P., Polaris Venture Partners Founders' Fund L.P. and Polaris Venture Partners III, L.P.
(9) These are warrants issued in connection with the Series A Preferred Stock round. They are warrants to purchase shares of Series A Preferred Stock at an exercise price of $0.80 per share. These warrants expire on February 2008.

     We have entered into the following agreements with our executive officers, directors and holders of more than five percent of our voting securities.

     Amended and Restated Registration Rights Agreement. We, our founders, including Drs. Ryals and Uknes, the preferred stockholders listed above and other stockholders have entered into an agreement, pursuant to which they will have registration rights with respect to their shares of common stock following this offering. See "Description of Capital Stock -- Registration Rights" for a more detailed description of the terms of this agreement.

     In June 1998, Mr. Zinsli, Mr. Summers and Dr. Goodman each received options to purchase a total of 50,000 shares at an exercise price of $0.08 per share. In December 1999, Mr. Zinsli, Mr. Summers and Dr. Goodman each received options to purchase a total of 2,666 shares of common stock at an exercise price of $0.60 per share.

     In February 1998, we entered into Founder Stock Repurchase and Vesting Agreements with Drs. Ryals and Uknes. Pursuant to the terms of these vesting agreements, we have the right to repurchase unvested shares of common stock held by each of them at the initial purchase price in the event that he ceases his employment with us. These vesting agreements apply to 1,193,181 shares of common stock held by Dr. Ryals and 852,272 shares of common stock held by Dr. Uknes. As of February 2000, 50% of the shares subject to these vesting agreements had vested, and the remaining shares vest in equal monthly installments over the following 36 months. Our repurchase right with respect to these shares will terminate in the event that the shares of common stock sold in this offering are sold at a price of $10 per share or greater and at an aggregate public offering price of $20 million or greater.

     In February 2000, the Company agreed to pay Deborah Ryals, the wife of Dr. Ryals, $14,250 and agreed to grant to Mrs. Ryals stock options to purchase 6,000 shares of common stock in consideration of prior services rendered to the Company by Mrs. Ryals.

     We believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal stockholders and our affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table provides summary information known to us regarding the beneficial ownership of our outstanding common stock as of February 18, 2000,
as adjusted to reflect the sale of             shares of common stock in this
offering and the conversion of all outstanding shares of our convertible preferred stock into shares of common stock, by:

   . each person or group known to us who beneficially owns more than 5% of outstanding our common stock;

   .  each of our directors and each named executive officer; and

   .  all of our directors and executive officers as a group.

     Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons included in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

     Shares of common stock subject to options currently exercisable or exercisable within 60 days of February 18, 2000 are treated as outstanding for the purpose of computing the percentage ownership of the person holding such options. However, these shares are not treated as outstanding for the purposes of computing the percentage ownership of any other person. Applicable percentage ownership in the following table is based on 18,733,440 shares of common stock outstanding as of February 18, 2000, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon
the closing of this offering, and            shares of common stock outstanding
immediately following the completion of this offering. Unless otherwise indicated, the address of each of the named individuals is c/o Paradigm Genetics, Inc., 104 Alexander Drive, Research Triangle Park, North Carolina 27709. The percentages in the "After Offering" Column assumes that the underwriters do not exercise their over-allotment option to purchase up to shares.

                                                        Percentage of
                                                        Common Stock
                                                     Beneficially Owned
                                                     ----------------------
                                   Number of Shares   Before        After
Beneficial Owner                  Beneficially Owned Offering     Offering
----------------                  ------------------ ---------    ---------
Directors and Executive Officers
Terrance McGuire (1)............       4,004,610            21.4%
Dennis Dougherty (2)............       3,653,889            19.2%
G. Steven Burrill (3)...........       1,795,349             9.6%
John A. Ryals (4)...............       1,273,195             6.8%
Scott J. Uknes (5)..............         861,272             4.6%
Henry P. Nowak (6)..............         304,300             1.6%
Ian A.W. Howes (7)..............         280,300             1.5%
Craig Liddell (8)...............         167,500               *
John Hamer (9)..................         183,700               *
Robert Goodman (10).............          52,666               *
Michael Summers (11)............          52,666               *
Henri Zinsli (12)...............          52,666               *
Richard E. Kouri (13)...........         290,725             1.5%
Athanasios Maroglou (14)........         170,260               *
All executive officers and
 directors as a group (14
 persons).......................      13,143,098            63.7%
Five Percent Stockholders
Polaris Venture Funds (1).......       4,004,610            21.4%
Innotech Investments Limited....       3,874,350            20.5%
Intersouth Partners (2).........       3,653,889            19.2%
The Burrill AgBio Capital Fund
 L.P. (3).......................       1,795,349             9.6%

------------------
 * Less than one percent (1%).

 (1) Represents shares held of record by Polaris Venture Partners III, L.P., Polaris Venture Partners Founders' Fund L.P. and Polaris Venture Partners L.P. Mr. McGuire is a founding partner of each of those entities. Mr. McGuire disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in those entities.

 (2) Represents shares held of record by Intersouth Partners IV, L.P. and Intersouth Partners III, L.P. Includes a warrant to purchase 31,250 shares of common stock held by Intersouth Partners IV, L.P. and a warrant to purchase 218,750 shares of common stock held by Intersouth Partners III, L.P. Mr. Dougherty is General Partner of those entities. Mr. Dougherty disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in those entities.

 (3) Represents shares held of record by The Burrill AgBio Capital Fund L.P. Mr. Burrill is Chief Executive Officer of Burrill & Company, the General Partner of Burrill Ag Bio Capital Fund L.P. Mr. Burrill disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Burrill AgBio Capital Fund L.P.

 (4) Includes 2,000 shares held by Dr. Ryals' wife and 77,917 shares that are subject to immediately exercisable stock options. As of February 18, 2000, we had the right to repurchase 74,670 shares issuable upon exercise of these options if Dr. Ryals ceases his employment with us. Includes 1,193,181 shares of common stock subject to a vesting agreement described in "Certain Transactions."

 (5) Includes 9,000 shares which are subject to immediately exercisable options. As of February 18, 2000, we had the right to repurchase 8,625 shares issuable upon exercise of these options if Dr. Uknes ceases his employment with us. Includes 852,272 shares of common stock subject to a vesting agreement described in "Certain Transactions."

 (6) Includes 1,000 shares held by Mr. Nowak's wife, 33,000 shares that are subject to immediately exercisable stock options and 270,300 shares which were issued upon the exercise of immediately exercisable stock options. As of February 18, 2000, we had the right to repurchase 183,669 of the shares issued or issuable upon exercise of these options if Mr. Nowak ceases his employment with us.

 (7) As of February 18, 2000, we had the right to repurchase 209,009 shares which were issued upon exercise of options if Mr. Howes ceases his employment with us.

 (8) Includes options to purchase 167,500 shares that are subject to immediately exercisable stock options. As of February 18, 2000, we had the right to repurchase 119,896 shares issuable upon exercise of these options if Dr. Liddell ceases his employment with us.

 (9) Includes 6,000 shares which were issued upon the exercise of immediately exercisable options and 10,200 immediately exercisable options held by Dr. Hamer's wife. Also includes 33,333 shares of common stock that were issued upon the exercise of immediately exercisable options and 134,167 shares that are subject to immediately exercisable stock options held by Dr. Hamer. As of February 18, 2000, we had the right to repurchase 131,354 shares that are issuable upon exercise of Dr. Hamer's options if Dr. Hamer ceases his employment with us.

(10) Consists of 52,666 shares subject to immediately exercisable options. As of February 18, 2000, we had the right to repurchase 32,763 shares issued upon exercise of options if Dr. Goodman ceases his directorship with us.

(11) Includes 52,666 shares that are subject to immediately exercisable stock options. As of February 18, 2000, we had the right to repurchase 32,763 shares issuable upon exercise of these options if Mr. Summers ceases his directorship with us.

(12) Includes 2,666 shares that are subject to immediately exercisable stock options and 50,000 shares which were issued upon the exercise of stock options. As of February 18, 2000, we had the right to repurchase 32,763 of these shares issued or issuable upon exercise of these options if Dr. Zinsli ceases his directorship with us.

(13) Includes 290,725 shares that are subject to immediately exercisable stock options. As of February 18, 2000, we had the right to repurchase 290,725 shares issuable upon exercise of these options if Dr. Kouri ceases his employment with us.

(14) Includes 5,260 shares that are subject to immediately exercisable options and 165,000 shares that were issued upon the exercise of immediately exercisable stock options. As of February 18, 2000, we had the right to repurchase 170,260 of the shares issued or issuable upon exercise of these options if Mr. Maroglou ceases his employment with us.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of this offering and the filing of our amended and restated certificate of incorporation, we will be authorized to issue 30 million shares of common stock, $0.01 par value per share, and 5 million shares of preferred stock, $0.01 par value per share, and there will be shares of common stock and no shares of preferred stock outstanding. Assuming the conversion of our preferred stock, as of February 18, 2000, we had 18,733,440 shares of common stock outstanding held of record by 103 stockholders, and there were outstanding options to purchase 1,580,458 shares of common stock and outstanding warrants to purchase 763,779 shares of common stock.

Common Stock

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the holders of common stock have no preferences or rights of conversion, exchange or pre-emption. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

     The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Warrants

     As of February 18, 2000 the following warrants were outstanding.

   . Warrants to purchase 437,500 shares of Series A Preferred Stock at an exercise price of $0.80 per share. These warrants expire five years after the completion of this offering.

   . A warrant to purchase 150,000 shares of our common stock at an exercise price of $3.00 per share. The warrant will expire five years after the completion of this offering.

   . A warrant to purchase 116,279 shares of our common stock at an exercise price of $ 2.15 per share. The warrant expires in July 2006.

   . A warrant to purchase 60,000 shares of our common stock at an exercise price of $5.00 per share. This warrant expires January 2010. The issuance of this warrant is subject to the terms of an escrow agreement.

     Each of these warrants contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, and reclassifications and consolidations.

Registration Rights

     The holders of the following shares of our common stock are entitled to certain registration rights with respect to those shares. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances. All expenses incurred in connection with registrations effected in connection with the following rights will be borne by us.

     Demand Rights. Beginning 180 days after completion of this offering, the holders of 17,103,195 shares of common stock and 553,779 shares of common stock issuable upon the exercise of outstanding warrants will have certain rights to cause us to register those shares under the Securities Act. We may be required to effect only one such registration. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

     Piggyback Rights. If at any time after this offering we propose to register any of our equity securities under the Securities Act, other than in connection with a registration relating solely to our stock option plans or other employee benefit plans, or a registration relating solely to a business combination or merger involving us, the holders of 17,103,195 shares of common stock and 703,779 shares of common stock issuable upon the exercise of outstanding warrants are entitled to notice of such registration and are entitled to include their common stock in the registration.

     S-3 Registration Rights. In addition, the holders of 17,103,195 shares of common stock and 553,779 shares of common stock issuable upon the exercise of outstanding warrants will have the right to cause us to register these shares on a Form S-3, provided that we are eligible to use this form, subject to certain limitations. We are not required to effect such a registration unless the aggregate offering price of the shares to be registered, based on the then current market price is at least $750,000. Also, we are only required to effect one such registration during any 12-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Delaware Law and Certain Charter and By-Law Provisions

     The provisions of Delaware law and of our amended and restated certificate of incorporation and by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of Paradigm Genetics.

     Delaware Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporations Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of
Section 203, a "business combination" is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     Classified Board of Directors. Upon completion of this offering, our board of directors will be divided into three classes. Each year the stockholders will elect the members of one of the three classes to a three-year term of office.

     All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

     Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our by-laws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder's notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year's annual meeting. For a special meeting, the notice must generally be delivered by the later of 90 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in the by-laws. If it is determined that business was not properly brought before a meeting in accordance with our by-law provisions, such business will not be conducted at the meeting.

     Special Meetings of Stockholders. Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

     No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation does not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

     Super-Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled "Delaware Law and Certain Charter and By-law Provisions". This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. A 80% vote is also required for any amendment to, or repeal of, our by-laws by the stockholders. Our by-laws may be amended or repealed by a simple majority vote of the board of directors.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock will be
    .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, because only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market could occur after these restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding     shares of
common stock, assuming no exercise of the underwriters' over-allotment option
and no exercise of outstanding options or warrants after           , 2000. Of
these shares, the            shares sold in this offering will be freely
tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

     As a result of the contractual 180 day lock-up period described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

             Number of Shares                        Date
             ----------------                        ----
                               On the date of this prospectus
                               After 90 days from the date of this prospectus
                               After 180 days from the date of this prospectus
                               (subject, in some cases, to volume limitations)
                               After various times after 180 days from the date
                               of this prospectus (subject, in some cases, to
                               volume limitations)

Lock-Up Agreements

     We, our directors and executive officers and certain of our stockholders and option holders have each agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of at least 180 days after the date of this prospectus, without the prior written consent of Chase Securities Inc., subject to limited exceptions. Chase Securities Inc., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

Rule 144

     In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of
common stock, which will equal about           shares immediately after this
offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Rule 701

     Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers or consultants prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, under written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of the options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its minimum holding period requirements.

Registration Rights

     Upon completion of this offering, the holders of           shares of
common stock and         shares of common stock issuable upon the exercise of
and warrants or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Description of Capital Stock--Registration Rights" for a more complete description of these registration rights.

Stock Options

     As of February 18, 2000 options to purchase a total of 1,580,458 shares of common stock under our stock option plans were outstanding and 1,580,458 were
exercisable.        of the shares subject to options are subject to lock-up
agreements. An additional 804,297 shares of common stock were available for future option grants under our stock plans.

     Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock option plans. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described above.

                                  UNDERWRITING

     We have entered into an underwriting agreement with the underwriters named below. Chase Securities Inc., J.P. Morgan & Co., Incorporated, Pacific Growth Equities, Inc. and Stephens Inc. are acting as representatives of the underwriters.

     The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

                                                                          Number
                                                                            of
    Underwriters                                                          Shares
    ------------                                                          ------
    Chase Securities Inc. ...............................................
    J.P. Morgan & Co., Incorporated......................................
    Pacific Growth Equities, Inc. .......................................
    Stephens Inc. .......................................................
      Total..............................................................

     This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option described below, if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

     The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers at such price less a
concession of $   per share. The underwriters may also allow to dealers, and
such dealers may reallow, a concession not in excess of $   per share to
certain other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

     We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus,
permits the underwriters to purchase a maximum of          additional shares
from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to
public will be $   million and our net proceeds will be approximately $
million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the above table.

     The following table provides information regarding the amount of the discount to be paid to the underwriters by us. Such amount is shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                        UNDERWRITING DISCOUNT PAID BY US

                                                                  NO      FULL
                                                               EXERCISE EXERCISE
                                                               -------- --------
    Per Share ................................................   $        $
    Total.....................................................   $        $

     We estimate that the total expenses of the offering, excluding the
underwriting discount, will be approximately $   million.

     We have agreed to indemnify each underwriter against all liabilities to which they may become subject under the federal securities laws or other law, including reimbursement of expenses, arising out of any untrue statements or alleged untrue statement of a material fact contained in the registration statement, including the prospectus, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements not misleading, except that there is no indemnification for specific information furnished by the underwriters. This includes contribution to any payments which may be made by the underwriters in the event that indemnification is not available.

     Our executive officers, directors and substantial stockholders, who will
own in the aggregate               shares of our common stock after the
offering, have agreed that they will not, without the prior written consent of Chase Securities Inc., offer, sell, pledge or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the effectiveness of the registration statement. We have agreed that we will not, without the prior written consent of Chase Securities Inc., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof and may grant additional options under our stock option plan, provided that, without prior written consent of Chase Securities Inc., such additional options shall not be exercisable during such period.

     The underwriters have reserved for sale up to        shares for employees,
directors and certain other persons associated with us. These reserved shares will be sold at the public offering price that appears on the cover of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by these persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by these persons.

     Prior to this offering, there has been no public market for the common stock. Consequently, the offering price for the common stock has been determined by negotiations between us and the underwriters and is not necessarily related to our asset value, net worth or other established criteria of value. The factors considered on these negotiations, in addition to prevailing market conditions, included the history of and prospects for the industry in which we compete, an assessment of our management, our prospects, our capital structures, prevailing market conditions, our results of operations in recent periods and other factors as we deemed relevant.

     Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

   . Stabilizing transactions. The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

   . Over-allotments and syndicate covering transactions. The underwriters may create a short position in the shares by selling more shares than are shown on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

   . Penalty bids. If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from underwriters and selling group members who sold those shares as part of this offering.

     Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of those transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

     Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which such sale is made.

     The representatives have informed us that they do not intend to confirm the sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them.

     One or more members of the underwriting selling group may make copies of the preliminary prospectus available over the Internet to certain customers through its or their websites. The representatives expect to allocate a limited number of shares to that member or members of the selling group for sale to brokerage account holders.

                                 LEGAL MATTERS

     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111 will provide us with an opinion as to the validity of the common stock offered under this prospectus. Morgan, Lewis and Bockius LLP, 101 Park Avenue, New York, New York 10178 will pass upon certain legal matters related to this offering for the underwriters.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and for the period from inception (September 9, 1997) to December 31, 1997 and for the years ended December 31, 1998 and 1999 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given as the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedule to registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the web site is http://www.sec.gov. The SEC's toll free investor information service can be reached at 1-800-SEC-0330. Information contained on the web site does not constitute part of this prospectus.

     Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information. Our telephone number is
(919) 425-3000.

                            PARADIGM GENETICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants........................................... F-2
Balance Sheets.............................................................. F-3
Statements of Operations.................................................... F-4
Statement of Stockholders' Equity (Deficit)................................. F-5
Statements of Cash Flows.................................................... F-6
Notes to Financial Statements............................................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Paradigm Genetics, Inc.

     In our opinion, the accompanying balance sheets and related statements of operations, of stockholders' equity (deficit), and of cash flows present fairly, in all material respects, the financial position of Paradigm Genetics, Inc. (the "Company") at December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from inception (September 9, 1997) through December 31, 1997 and the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
February 17, 2000

                            PARADIGM GENETICS, INC.

                                 BALANCE SHEETS

                                                                    Pro Forma
                                                                   December 31,
                                              December 31,             1999
                                        -------------------------  (unaudited)
                                           1998          1999        (Note 2)
                                        -----------  ------------  ------------
                             ASSETS
Current assets:
 Cash and cash equivalents............. $   970,688  $    468,342  $15,468,342
 Short-term investments................   2,484,132     3,488,108    3,488,108
 Accounts receivable...................      89,025       256,844      256,844
 Prepaid expenses......................      48,166     1,157,851    1,157,851
                                        -----------  ------------  -----------
  Total current assets.................   3,592,011     5,371,145   20,371,145
Property and equipment, net............   3,822,293     8,816,665    8,816,665
Other assets, net......................      20,667        37,494       37,494
                                        -----------  ------------  -----------
  Total assets......................... $ 7,434,971  $ 14,225,304  $29,225,304
                                        ===========  ============  ===========

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable...................... $   319,421  $  1,327,423  $ 1,327,423
 Accrued liabilities...................     222,462       571,184      571,184
 Deferred revenue......................   1,484,850     5,825,237    5,825,237
 Long-term debt--current portion.......     327,244     1,182,456    1,182,456
 Capital lease obligation--current
  portion..............................      90,365       100,075      100,075
                                        -----------  ------------  -----------
  Total current liabilities............   2,444,342     9,006,375    9,006,375
Long-term debt.........................   3,215,737     7,823,780    7,823,780
Capital lease obligation...............     322,925       222,850      222,850
                                        -----------  ------------  -----------
  Total liabilities....................   5,983,004    17,053,005   17,053,005
                                        -----------  ------------  -----------

Commitments (Note 11)

Stockholders' equity (deficit):
 Convertible preferred stock, $0.01 par
  value; 15,000,000 shares authorized:
  Series A convertible preferred stock,
   8,000,000 shares designated;
   7,562,500 shares issued and
   outstanding as of December 31, 1998
   and 1999, respectively; no shares
   issued and outstanding pro forma....   5,950,899     5,950,899          --
  Series B convertible preferred stock;
   2,790,698 shares designated; -0- and
   2,790,698 shares issued and
   outstanding as of December 31, 1998
   and 1999, respectively; no shares
   issued and outstanding pro forma....         --      5,967,819          --
 Common stock, $.01 par value;
  30,000,000 shares authorized;
  3,750,247 and 5,224,257 shares issued
  and outstanding as of December 31,
  1998 and 1999, respectively,
  18,577,455 shares issued and
  outstanding pro forma................      37,502        52,242      185,774
Additional paid-in capital.............       6,389     2,509,510   29,294,696
Deferred compensation..................         --     (2,278,788)  (2,278,788)
Accumulated deficit....................  (4,542,823)  (15,029,383) (15,029,383)
                                        -----------  ------------  -----------
  Total stockholders' equity
   (deficit)...........................   1,451,967    (2,827,701)  12,172,299
                                        -----------  ------------  -----------
  Total liabilities and stockholders'
   equity (deficit).................... $ 7,434,971  $ 14,225,304  $29,225,304
                                        ===========  ============  ===========

    The accompanying notes are an integral part of the financial statements.

                            PARADIGM GENETICS, INC.

                            STATEMENTS OF OPERATIONS

                                                     Year Ended December 31,
                                                    -------------------------
                                         For the
                                       Period from
                                        Inception
                                      (September 9,
                                        1997) to
                                      December 31,
                                          1997         1998          1999
                                      ------------- -----------  ------------
Revenues:
 Collaborative research agreements...   $     --    $   820,150  $  2,052,113
 Grant revenues......................         --         50,409       144,862
                                        ---------   -----------  ------------
  Total revenues.....................         --        870,559     2,196,975
                                        ---------   -----------  ------------
Operating expenses:
 Research and development............      71,534     3,641,033     7,527,866
 Selling, general and
  administrative.....................     148,663     1,523,365     4,713,675
 Stock based compensation............         --          6,371        66,212
                                        ---------   -----------  ------------
  Total operating expenses...........     220,197     5,170,769    12,307,753
                                        ---------   -----------  ------------
Loss from operations.................    (220,197)   (4,300,210)  (10,110,778)
                                        ---------   -----------  ------------
Interest income (expense), net:
 Interest income.....................         --        139,494       246,896
 Interest expense....................         (13)     (128,797)     (622,678)
                                        ---------   -----------  ------------
 Interest income (expense), net......         (13)       10,697      (375,782)
                                        ---------   -----------  ------------

Net loss.............................   $(220,210)  $(4,289,513) $(10,486,560)
                                        =========   ===========  ============
Net loss per share--basic and
 diluted.............................   $   (0.19)  $     (1.14) $      (2.48)
                                        =========   ===========  ============

Weighted average common shares
 outstanding--basic and diluted......   1,160,958     3,750,036     4,236,409
                                        =========   ===========  ============

Pro forma net loss per share--basic
 and diluted.........................                            $      (0.75)
                                                                 ============

Pro forma weighted average common
 shares outstanding-- basic and
 diluted.............................                              14,046,759
                                                                 ============


    The accompanying notes are an integral part of the financial statements.

                            PARADIGM GENETICS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                          Series A             Series B
                      Preferred Stock      Preferred Stock      Common Stock    Additional
                    -------------------- -------------------- -----------------  Paid In     Deferred    Accumulated
                     Shares     Amount    Shares     Amount    Shares   Amount   Capital   Compensation    Deficit
                    --------- ---------- --------- ---------- --------- ------- ---------- ------------  ------------
 Balance at
  inception
  (September 9,
  1997)...........         -- $       --        -- $       --        -- $    -- $       -- $        --   $         --
  Issuance of
   common stock...         --         --        --         -- 3,749,997  37,500         --          --        (33,100)
  Net loss........         --         --        --         --        --      --         --          --       (220,210)
                    --------- ---------- --------- ---------- --------- ------- ---------- -----------   ------------
 Balance at
  December 31,
  1997............         --         --        --         -- 3,749,997  37,500         --          --       (253,310)
  Stock based
   compensation...         --         --        --         --        --      --      6,371          --             --
  Issuance of
   Series A
   Preferred
   Stock..........  7,125,000  5,600,899        --         --        --      --         --          --             --
  Notes payable
   converted to
   Series A
   Preferred
   Stock..........    437,500    350,000        --         --        --      --         --          --             --
  Exercise of
   stock options..         --         --                            250       2         18          --             --
  Net loss........         --         --        --         --        --      --         --          --     (4,289,513)
                    --------- ---------- --------- ---------- --------- ------- ---------- -----------   ------------
 Balance at
  December 31,
  1998............  7,562,500  5,950,899        --         -- 3,750,247  37,502      6,389          --     (4,542,823)
  Issuance of
   Series B
   Preferred
   Stock..........         --         -- 2,790,698  5,967,819        --      --         --          --             --
  Exercise of
   stock options..         --         --        --         -- 1,474,010  14,740    158,121          --             --
  Deferred
   compensation ..         --         --        --         --        --      --  2,345,000  (2,345,000)            --
  Amortization of
   deferred
   compensation...         --         --        --         --        --      --         --      66,212             --
  Net loss........         --         --        --         --        --      --         --          --    (10,486,560)
                    --------- ---------- --------- ---------- --------- ------- ---------- -----------   ------------
 Balance at
  December 31,
  1999............  7,562,500 $5,950,899 2,790,698 $5,967,819 5,224,257 $52,242 $2,509,510 $(2,278,788)  $(15,029,383)
                    ========= ========== ========= ========== ========= ======= ========== ===========   ============
                        Total
                    Stockholders'
                        Equity
                      (Deficit)
                    --------------
 Balance at
  inception
  (September 9,
  1997)...........  $         --
  Issuance of
   common stock...         4,400
  Net loss........      (220,210)
                    --------------
 Balance at
  December 31,
  1997............      (215,810)
  Stock based
   compensation...         6,371
  Issuance of
   Series A
   Preferred
   Stock..........     5,600,899
  Notes payable
   converted to
   Series A
   Preferred
   Stock..........       350,000
  Exercise of
   stock options..            20
  Net loss........    (4,289,513)
                    --------------
 Balance at
  December 31,
  1998............     1,451,967
  Issuance of
   Series B
   Preferred
   Stock..........     5,967,819
  Exercise of
   stock options..       172,861
  Deferred
   compensation ..            --
  Amortization of
   deferred
   compensation...        66,212
  Net loss........   (10,486,560)
                    --------------
 Balance at
  December 31,
  1999............  $ (2,827,701)
                    ==============


    The accompanying notes are an integral part of the financial statements

                            PARADIGM GENETICS, INC.

                            STATEMENTS OF CASH FLOWS

                                                       Year Ended December 31,
                                                     --------------------------
                                          For the
                                        Period from
                                         Inception
                                       (September 9,
                                         1997) to
                                       December 31,
                                           1999          1998          1999
                                       ------------- ------------  ------------
Cash flows from operating activities:
 Net loss............................    $(220,210)  $ (4,289,513) $(10,486,560)
 Adjustments to reconcile net loss to
  net cash used in operating
  activities:
 Deferred revenue....................          --       1,484,850     4,340,387
 Depreciation and amortization.......          312        299,044     1,588,762
 Stock based compensation............          --           6,371        66,212
 Changes in operating assets and
  liabilities
  Accounts receivable................         (500)       (88,525)     (167,819)
  Prepaid expenses...................      (41,570)       (27,263)   (1,126,512)
  Accounts payable...................       29,017        290,404     1,008,002
  Accrued liabilities................          --         222,462       348,722
                                         ---------   ------------  ------------
   Net cash used in operating
    activities.......................     (232,951)    (2,102,170)   (4,428,806)
                                         ---------   ------------  ------------

Cash flows from investing activities:
 Purchase of property and equipment..       (3,741)    (3,650,783)   (6,583,134)
 Purchase of investments.............          --     (15,021,015)  (26,214,499)
 Maturities of investments...........          --      12,536,883    25,210,522
                                         ---------   ------------  ------------
   Net cash used in investing
    activities.......................       (3,741)    (6,134,915)   (7,587,111)
                                         ---------   ------------  ------------

Cash flows from financing activities:
 Borrowings under notes payable......      250,000      3,682,506     5,765,761
 Repayments of notes payable.........          --         (39,525)     (302,506)
 Repayments of capital lease
  obligations........................          --         (53,835)      (90,364)
 Proceeds from issuance of
  convertible preferred stock, net...          --       5,600,899     5,967,819
 Proceeds from issuance of common
  stock..............................        4,400            --            --
 Proceeds from exercise of stock
  options............................          --              20       172,861
                                         ---------   ------------  ------------
   Net cash provided by financing
    activities.......................      254,400      9,190,065    11,513,571
                                         ---------   ------------  ------------
Net increase in cash and cash
 equivalents.........................       17,708        952,980      (502,346)
Cash and cash equivalents, beginning
 of period...........................          --          17,708       970,688
                                         ---------   ------------  ------------
Cash and cash equivalents, end of
 period..............................    $  17,708   $    970,688  $    468,342
                                         =========   ============  ============



    The accompanying notes are an integral part of the financial statements.

                            PARADIGM GENETICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. The Company

     Paradigm Genetics, Inc. (the "Company" or "Paradigm") was organized on September 9, 1997 to discover the function of genes in plant and fungal organisms. The Company is industrializing the process of determining gene function to generate information that will enable it to develop novel products in four major sectors of the global economy: crop production, nutrition, human health and industrial products. The Company has developed its GeneFunction Factory to simultaneously study the functions of many genes in our selected organisms. The GeneFunction Factory is designed to be an integrated, rapid, industrial-scale laboratory through which we can discover and alter genes, measure the consequences of the alterations and reliably determine the function of those genes. The Company stores and annotates gene function information in its FunctionFinder bioinformatics system. Paradigm generates revenues by licensing information mined from the data in FunctionFinder for the development of products in crop production, nutrition, human health and industrial applications. If the Company's strategic partners commercialize products resulting from this information, the Company is entitled to receive royalty payments based upon product revenues.

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet

     The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of common stock in an initial public offering ("IPO"). If the IPO is consummated as presently anticipated, all shares of Series A and Series B Preferred Stock will automatically convert into shares of common stock at a one-for-one conversion ratio. The unaudited pro forma balance sheet reflects the subsequent conversion of the Series A and Series B Preferred Shares into common stock as if such conversion had occurred as of December 31, 1999.

     In addition, the unaudited pro forma balance sheet reflects the sale of 3,000,000 shares of Series C Preferred Stock by the Company for $5.00 per share in January 2000 as if this sale had occurred on December 31, 1999 and as if such shares were immediately converted into common stock.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Investments

     The Company considers all investments purchased with a maturity of between three months and one year from the balance sheet date to be short-term investments. All investments are considered as available for sale and are carried at fair value in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115") with unrealized gains and losses recognized as a component of other comprehensive income. At December 31, 1998 and 1999, the amortized costs of these investments approximated their market value. Realized gains and losses on sales of investments are determined using the specific identification method. Realized gains and losses on sales of investments were not significant during the period from inception (September 9, 1997) to December 31, 1997 or the years ended December 31, 1998 and 1999.

                            PARADIGM GENETICS, INC.

Property and Equipment

     Property and equipment is primarily comprised of laboratory equipment, computer equipment, furniture, and leasehold improvements which are recorded at cost and depreciated using the straight-line method over their estimated useful lives which range from one to seven years. Expenditures for maintenance and repairs are charged to operations as incurred; major expenditures for renewals and betterments are capitalized and depreciated. Property and equipment acquired under capital leases are being depreciated over their estimated useful lives or the respective lease term, if shorter.

Other Assets

     Other assets includes deposits for building leases which will be returned to the Company upon the expiration of related leases.

Fair Value of Financial Instruments

     The Company's financial instruments, including cash and cash equivalents, accounts receivable, investments, accounts payable, capital lease obligations and long-term debt, are accounted for in accordance with the SFAS No. 115.

Impairment of Long-Lived Assets

     The Company evaluates the recoverability of its property and equipment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of'' ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets or the business to which such assets relate. No impairment was required to be recognized during the period from inception (September 9, 1997) to December 31, 1997 or the years ended December 31, 1998 and 1999.

Income Taxes

     The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards at enacted statutory rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established where necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

     Revenues are derived from collaborative research agreements with strategic partners and from government grants. Revenues are recognized under the collaborative research agreements on a percentage of completion basis in accordance with the applicable performance requirements of each collaboration agreement. Milestone payments under collaborative agreements will be recognized as revenue when the applicable milestone has been achieved and such achievement has been acknowledged by the other party to the collaboration agreement. Revenues from government grants are recognized as expenses are incurred over the period of each grant. Cash received in excess of revenues recognized under collaborative agreements and grants is recorded as deferred revenue.

                            PARADIGM GENETICS, INC.

Research and Development

     Research and development costs include expenses incurred by the Company to develop its proprietary Gene Function Factory, perform required services under collaborative research agreements and government grants and perform research and development on internal projects. Research and development costs are expensed as incurred.

Stock Based Compensation

     The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") which states that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value of the Company's common stock on the grant date. In the event that stock options are granted with an exercise price below the estimated fair value of the Company's common stock at the grant date, the difference between the fair value of the Company's common stock and the exercise price is recorded as deferred compensation. The Company recognized deferred compensation of $2,345,000 to reflect the difference between the aggregate fair market value and exercise price of all options granted during 1999 with an exercise price below the fair market value of the Company's common stock at the date of grant. Deferred compensation is amortized to compensation expense over the vesting period of the related stock option. The Company recognized $66,212 in non-cash compensation expense related to amortization of deferred compensation during the year ended December 31, 1999. The Company did not recognize any non-cash compensation expense for the year ended December 31, 1998 or the period from inception (September 9, 1997) through December 31, 1997 related to stock options granted to employees as no stock options were granted to employees with an exercise price below the estimated fair value of the Company's common stock until 1999. The Company has adopted the disclosure requirements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"), which requires compensation expense to be disclosed based on the fair value of the options granted at the date of grant.

Cash Flow

     The Company made cash payments for interest of $13, $128,797, and $622,678 for the period from inception (September 9, 1997) to December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

     The Company acquired property and equipment through the assumption of capital lease obligations amounting to $467,125 for the year ended December 31, 1998.

Concentration of Credit Risk

     Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of temporary cash and short-term investments and trade receivables. The Company primarily places its temporary cash and short-term investments with high-credit quality financial institutions which invest primarily in U.S. Government securities, commercial paper of prime quality and certificates of deposit guaranteed by banks which are members of the FDIC. Cash deposits are all in financial institutions in the United States. The Company performs ongoing credit evaluations to reduce credit risk and requires no collateral from its customers. Management estimates the allowance for uncollectible accounts based on their historical experience and credit evaluation.

     The Company has one strategic partner which accounted for 100% of the Company's collaborative research revenues and 94% and 93% of total revenues for the years ended December 31, 1998 and 1999, respectively (see Note 8).

                            PARADIGM GENETICS, INC.

Comprehensive Income (Loss)

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display comprehensive income and its components in the financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company had no items of other comprehensive income during the period from inception (September 9, 1997) to December 31, 1997 or during the years ended December 31, 1998 and 1999.

Net Income (Loss) Per Common Share

Historical

     The Company computes net income (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98"). Under the provisions of SFAS 128 and SAB No. 98, basic net income (loss) per common share ("Basic EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted net income (loss) per common share ("Diluted EPS") is computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants and shares issuable upon the conversion of outstanding convertible preferred stock. The calculation of the net loss per share for the years ended December 31, 1998 and 1999 does not include zero and 8,487,520 potential shares of common stock equivalents, respectively, as their impact would be antidilutive.

Pro Forma (Unaudited)

     Pro forma net income (loss) per common share is calculated assuming the conversion of all convertible preferred stock which will convert automatically upon the effectiveness of the Company's initial public offering into 10,353,198 shares of common stock (see Note 9) at January 1, 1999 or the date of issuance, if later.

Segment Reporting

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company adopted SFAS 131 effective for its year ended December 31, 1998. The Company has determined that it did not have any separately reportable operating segments as of December 31, 1998 or 1999.

Internal Use Software

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Public Accountants ("AICPA"), issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"), which provides guidance regarding when software developed or obtained for internal use should be capitalized. The Company adopted SOP No. 98-1 effective January 1, 1999. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial position or results of operations.

Recent Accounting Pronouncements

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and

                            PARADIGM GENETICS, INC.

reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently, nor does it intend in the future, to use derivative instruments and therefore does not expect that the adoption of SFAS 133 will have any impact on its financial position or the results of operations.

3. Property and Equipment

     Property and equipment consists of the following:

                                                             December 31,
                                                        -----------------------
                                                           1998        1999
                                                        ----------  -----------
Buildings.............................................. $       --  $   408,079
Leasehold improvements.................................    240,923    2,700,467
Furniture and laboratory equipment.....................  1,974,561    4,513,141
Computer equipment.....................................  1,906,165    3,083,096
                                                        ----------  -----------
  Total costs..........................................  4,121,649   10,704,783
Less accumulated depreciation..........................   (299,356)  (1,888,118)
                                                        ----------  -----------
  Property and equipment, net.......................... $3,822,293  $ 8,816,665
                                                        ==========  ===========

     Depreciation and amortization expense for the years ended December 31, 1998 and 1999 was $299,044 and $1,588,762, respectively.

     The Company leases certain equipment under capital lease agreements. The cost of equipment under capital leases at December 31, 1998 and 1999 was $467,125. The accumulated amortization for equipment under capital leases was $116,701 at December 31, 1999.

4. Fair Value of Financial Instruments

     The carrying value of cash and cash equivalents, accounts payable and accounts receivable at December 31, 1998 and 1999 approximated their fair value due to the short-term nature of these items.

     The fair value of the Company's short-term investments at December 31, 1998 and 1999 was determined based on quoted financial market prices and approximated their carrying values as these investments were primarily in short-term corporate obligations.

     The historical carrying value of the Company's capital lease obligations and long-term debt approximated their fair value because the interest rates on these obligations approximate rates currently available to the Company.

5. Accrued Liabilities

     Accrued liabilities consist of the following:

                                                                December 31,
                                                              -----------------
                                                                1998     1999
                                                              -------- --------
Payroll...................................................... $109,024 $539,184
Taxes other than income......................................   50,000       --
Other........................................................   63,438   32,000
                                                              -------- --------
                                                              $222,462 $571,184
                                                              ======== ========

                            PARADIGM GENETICS, INC.

6. Income Taxes

     No provision for federal or state income taxes has been recorded as the Company has incurred net operating losses since inception.

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1998 and 1999 consist of the following:

                                                          1998         1999
Deferred tax assets:                                   -----------  -----------
  Domestic net operating loss carryforwards........... $ 1,265,198  $ 3,778,046
  Deferred revenue....................................     575,899    2,259,318
  Stock based compensation............................          --       28,151
  Compensation accruals...............................      25,594       60,004
  Other ..............................................      19,393        2,794
                                                       -----------  -----------
  Total deferred tax assets...........................   1,886,084    6,128,314
  Valuation allowance for deferred tax assets.........  (1,733,030)  (5,779,626)
                                                       -----------  -----------
  Deferred tax assets, net ...........................     153,054      348,688
                                                       -----------  -----------
Deferred tax liabilities:
  Property and equipment..............................     153,054      348,688
                                                       -----------  -----------
  Total deferred tax liabilities......................     153,054      348,688
                                                       ===========  ===========
  Net deferred tax asset (liability).................. $        --  $        --
                                                       ===========  ===========

     At December 31, 1998 and 1999, the Company provided a full valuation allowance against its net deferred tax assets since realization of these benefits could not be reasonably assured. The increase in the valuation allowance in 1999 resulted primarily from the additional net operating loss carryforward generated.

     As of December 31, 1999, the Company had federal and state net operating loss carryforwards of $9,741,000. These net operating loss carryforwards begin to expire in 2012. The utilization of the federal net operating loss carryforwards may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code due to changes in ownership resulting from the Company's preferred stock financings.

     Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

                                             1997       1998         1999
                                           --------  -----------  -----------
Effective Rate............................    0%         0%           0%
                                           --------  -----------  -----------
United States federal tax at statutory
 rate..................................... $(74,871) $(1,458,434) $(3,565,430)
State taxes (net of federal benefit)......   (8,902)    (203,635)    (499,238)
Change in valuation allowance.............   82,460    1,650,571    4,046,596
Other nondeductible expenses..............    1,313       11,498       18,072
                                           --------  -----------  -----------
Provision for income taxes................ $     --  $        --  $        --
                                           --------  -----------  -----------

                            PARADIGM GENETICS, INC.

7. Long Term Debt

     The Company's long term debt at December 31, 1998 and 1999 consists of the following:

                                                           1998        1999
                                                        ----------  -----------
Senior note payable.................................... $       --  $ 2,000,000
Notes payable for equipment financing..................  3,542,981    7,006,236
                                                        ----------  -----------
  Total Notes payable..................................  3,542,981    9,006,236
Less current maturities................................   (327,244)  (1,182,456)
                                                        ----------  -----------
  Long-term portion.................................... $3,215,737  $ 7,823,780
                                                        ==========  ===========

     In February 1998, a bridge loan in the amount of $250,000 was converted into 312,500 shares of the Company's Series A Preferred Stock at a conversion price of $0.80 per share in conjunction with the closing of the Company's initial round of financing (See Note 9).

     The equipment financing consists of several notes payable to two financial institutions for the financing of equipment purchases made in 1998 and 1999. The payment amount is specified in each note agreement and is approximately 1% of the outstanding balance for the first twelve months and then increases to 3% of the outstanding balance for the remaining 36 months. A balloon payment of the remaining balance on the notes is due at the maturity date of the respective notes. The stated interest rate ranges from 11.3% to 14.2%. The notes are collateralized by the equipment pledged against these proceeds by the Company.

     Subsequent to December 31, 1999, the Company entered into an additional equipment financing loan agreement for $3.5 million with an additional $3.5 million available upon completion of an initial public offering. The loan term will commence upon delivery of equipment with a monthly payment equal to 2.519% of original principal for a period of 48 months. No additional borrowings will be available under this loan agreement after January 31, 2001.

     During July 1999, the Company entered into a $2 million senior debt agreement with a financial institution. The note has interest-only payments until March 1, 2002, followed by six equal principal and interest payments. The loan is collateralized by the Company's equipment, intellectual property and receivables. In connection with the debt, Paradigm issued the financial institution 116,279 warrants to purchase the Company's common stock at an exercise price of $2.15. The Company did not record any debt amount related to these warrants as their fair value as determined by the Black Scholes valuation method was deminimis.

     Annual maturities of the long-term debt for the years subsequent to December 31, 1999 are as follows:

     2000............................................................ $1,182,456
     2001............................................................  2,081,292
     2002............................................................  4,278,615
     2003............................................................  1,273,607
     2004............................................................    190,266
                                                                      ----------
         Total....................................................... $9,006,236
                                                                      ==========

8. Collaborative Agreements

     In September 1998, Paradigm entered into a collaborative research agreement with Bayer in which the Company is developing assays for the development of new herbicides. If the collaborative agreement

                            PARADIGM GENETICS, INC.

continues for the full initial research term, the Company will receive a minimum of $14.7 million in quarterly and up front payments during the three-year period from September 1998 through October 2001. If the agreement is extended and the Company meets all of its milestones, the Company will receive up to a maximum of an additional $25.1 million. The Company has recognized $2.9 million in cumulative revenues from the collaboration agreement through December 31, 1999.

     In addition, the Company is entitled to receive a royalty of the annual net sales of herbicides developed by Bayer for a defined period of time.

     In November 1999, Paradigm entered into a collaborative agreement with another strategic partner for the development of crop products and nutrition products. If the collaborative agreement continues for the full research term, the Company will receive $41.5 million in quarterly and up front payments during the six-year period from November 1999 through January 2006. The strategic partner has options to extend the agreement. If the agreement is extended and all the required milestones are met, the Company will also receive up to an additional $107.5 million.

9. Stockholders' Equity (Deficit)

     In September 1997, the Company issued 4,400 shares of Common Stock to the founders of the Company for gross proceeds of $4,400. On February 12, 1998, the Company issued a common stock dividend of 851.2727 shares for each issued and outstanding share of common stock which increased the number of shares of outstanding common stock to 3,749,997. All share amounts in the accompanying financial statements for all periods presented prior to the date of this dividend have been retroactively adjusted to reflect this dividend.

     During 1998, the Company's Articles of Incorporation were amended and restated to authorize 20,000,000 shares of common stock with a par value of $0.01 per share and 10,000,000 shares of preferred stock with a par value of $0.01 per share, of which 9,275,000 shares were designated as Series A Preferred Stock. The remaining 725,000 shares were undesignated.

     In March 1999, the Company's Articles of Incorporation were amended and restated to increase the number of authorized shares of preferred stock to 15,000,000, of which 8,000,000 shares were designated Series A Preferred Stock, of which 7,562,500 shares were issued and outstanding at December 31, 1998 and 1999, and 2,790,698 shares were designated Series B Preferred Stock, of which all were issued and outstanding as of December 31, 1999. The remaining 4,209,302 shares were undesignated. Also, in March 1999 the number of authorized shares of common stock was increased to 30,000,000 shares, of which 3,750,247 and 5,224,257 shares were issued and outstanding at December 31, 1998 and 1999, respectively.

     The Company is required at all times to reserve a number of shares of unissued common stock for the purpose of effecting the conversion of the issued and outstanding shares of the Series A and Series B Preferred Stock and the exercise of all outstanding warrants and options to purchase the Company's common stock. At December 31, 1999, the Company had 17,755,020 shares of common stock reserved for this purpose.

     In February 1998, the Company sold a total of 4,625,000 shares of Series A Preferred Stock in a private placement transaction in exchange for gross proceeds of $3,700,000 or $0.80 per share and issued 375,000 shares of Series A Preferred Stock in exchange for the cancellation of notes payable of $300,000. The notes payable were issued in the last quarter of 1997 and in January 1998. Two of the purchasers of the Series A Preferred Stock each received 187,500 warrants for the purchase of Series A Preferred Stock with an exercise price of $0.80 per share. Also, in consideration for being a lead investor, the Company issued an additional 62,500 warrants in total to one of the two purchasers with an exercise price of $0.80 per share. The Company did not record any additional paid-in capital related to the value of these warrants, because the fair market value of the warrants, as calculated using the Black-Scholes pricing model, was de minimis.

                            PARADIGMS GENETICS, INC.

     In March 1998, 62,500 shares of Series A Preferred Stock were issued to an investor for the cancellation of convertible debt of $50,000, which borrowing was made in January 1998.

     In May 1998, 2,500,000 shares of Series A Preferred Stock were sold to the same group of purchasers in a second private placement transaction for gross proceeds of $2,000,000 or $0.80 per share.

     In March 1999, the Company sold 2,790,698 shares of Series B Preferred Shares in a private placement transaction in exchange for gross proceeds of $ 6,000,000 or $2.15 per share. The purchasers of the Series B Preferred Shares were primarily the same as the holders of the Series A Preferred Stock. All of the Series B Preferred Shares were issued at a price of $2.15. The rights and preferences of the Series B Preferred Stock are essentially the same as the Series A Preferred Stock with certain exceptions which are detailed below.

Rights, Preferences and Terms of Capital Stock

     The following is a summary of the rights, preferences, and terms of the Company's outstanding series of common and preferred stock.

Dividends

     The holders of the Series A and Series B Preferred Stock shall be entitled to receive in any fiscal year of the Company, when and if declared by the Board of Directors, dividends payable in cash in an amount per share of Series A and Series B Preferred Stock for such fiscal year at least equal to the product of
(a) the per share amount multiplied by (b) the number of whole shares of Common Stock into which each such share of Series A and B Preferred Stock is convertible immediately after the close of business on the record date fixed for such dividend. No dividend shall be paid on Series A Preferred Stock unless an equivalent dividend can be paid on the Series B Preferred Stock. The right to such dividends shall not be cumulative, and no right shall accrue. Nor shall any undeclared or unpaid dividend bear or accrue interest.

Liquidity

     In the event of any liquidation, the holders of Series B Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Series A Preferred Stock and common stock an amount equal to $2.15 per share plus all accrued or declared but unpaid dividends. The holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of Common Stock and any series of preferred stock the terms of which specifically provide that such series ranks junior and subordinate to the Series A Preferred Stock with respect to distribution of assets upon any liquidation or deemed liquidation, an amount equal to $0.80 per share, adjusted for any stock splits or dividends, plus all accrued but unpaid dividends. After payment to the holders of the Series A Preferred Stock, the entire remaining assets and funds of the Company legally available for distribution shall be distributed among the holders of the Common Stock in proportion to the shares of Common Stock then held by the holders of the Series A Preferred Stock.

Voting

     Series A Preferred Stock and Series B Preferred Stock shall be voted equally with shares of common stock at any annual or special meeting of stockholders of the Company. As long as twenty percent of each series of Preferred shares originally issued remain outstanding, the affirmative vote or written consent of the holders of at least two-thirds of the outstanding shares shall be required to approve all matters brought before the stockholders for approval.

                            PARADIGM GENETICS, INC.

Conversion

     Each share of Series A or Series B Preferred Stock shall be convertible, at the option of the holder, into shares of the Company's common stock. The initial conversion price per share of Series A Preferred Stock shall be $0.80 which resulted in an initial conversion rate of one to one. The initial conversion price and value for the Series B Preferred Shares is $2.15. Each share of Series A and Series B Preferred Stock shall automatically be converted into shares of common stock at the then-effective conversion rate, immediately upon the closing of the sale of the Company's Common Stock in a firm commitment, underwritten public offering, at a public offering price equal to or exceeding $10.00 per share of common stock and with aggregate gross proceeds to the Company and any selling stockholders which equal or exceed $20,000,000.

10. Stock Options and Warrants

     In February 1998, the Company adopted the 1998 Stock Option Plan ("the Plan") which provided for the grant of up to 1,765,000 employee stock options. In March 1999, the Plan was amended to provide for the grant of up to 2,515,000 employee stock options. The board amended the Plan in November 1999 to increase the options available for grant to 3,715,000. In December 1999, the board authorized an additional 300,000 options for the Plan. Stock options granted under the Plan are to have exercise periods not to exceed ten years. Options granted under the Plan generally vest over a period of four years retroactively from the date of hire. The Plan provides the right to exercise options before they are vested into shares of common stock subject to a repurchase right by the Company.

     A summary of the status of the Plan as of December 31, 1999 and changes during the years ended December 31, 1998 and 1999 presented below:

                                              Shares Underlying Weighted Average
                                                   Options       Exercise Price
                                              ----------------- ----------------
Outstanding at December 31, 1997.............            --          $  --
  Granted....................................     1,412,750           0.08
  Forfeited..................................        (2,000)          0.08
  Exercised..................................          (250)          0.08
                                                 ----------          -----
Outstanding at December 31, 1998.............     1,410,500           0.08
  Granted....................................     1,633,119           0.29
  Forfeited..................................       (95,823)          0.08
  Exercised..................................    (1,474,010)          0.12
                                                 ----------          -----
Outstanding at December 31, 1999.............     1,473,786          $0.28
                                                 ==========          =====

     As of December 31, 1999, the Company had 831,340 shares of common stock outstanding which were subject to the Company's lapsing right of repurchase in the event the holder's association with the Company terminates. These shares are the result of the exercise of unvested stock options by employees. The shares which relate to the exercise of unvested stock options generally vest over the four year vesting period of the underlying exercised stock options.

     There were no options granted during the period from inception (September 9, 1997) to December 31, 1997. All options granted during the year ended December 31, 1998 were granted with an exercise price equal to the fair value of the underlying common stock on the grant date, as determined by the board of directors.

                            PARADIGM GENETICS, INC.

    During 1999, the Company issued stock options to certain employees with exercises below the deemed fair value of its common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded deferred compensation and additional paid-in capital for the difference between the exercise price of the stock options and the deemed fair value of the Company's common stock at the date of grant. This deferred compensation is amortized to expense over the period during which the options or restricted common stock, subject to repurchase, vest using the straight line method over a period which is generally four years. During 1999, the Company recognized $2,345,000 in deferred compensation related to these options of which $66,212 was amortized to expense during the year ended December 31, 1999.

    The following is an analysis of stock options granted to employees subsequent to December 31, 1999:

                                             Options                                   Exercise
           Date of Grant                     Granted                                    Price
           -------------                     -------                                   --------
         January 17, 2000                     57,052                                    $2.50
         January 20, 2000                     63,902                                     4.50
         February 8, 2000                    148,000                                     5.00
         February 16, 2000                     4,439                                    10.00

    The Company expects to record deferred compensation related to these option grants in an amount equal to the difference between the estimated fair value of the Company's common stock and the exercise price of these options. In addition, in February 2000 the Company granted 12,000 options with an exercise price of $5.00 per share to members of its Scientific Advisory Board. The Company expects to record a charge equal to the fair value of these options as determined in accordance with the provisions of SFAS No. 123.

    The following table summarizes information about the Company's stock options at December 31, 1999:

                                          Options Outstanding
                          ----------------------------------------------------
                                             Weighted Average Weighted Average
Range of Exercise Prices  Number Outstanding Contracted Life   Exercise Price
------------------------  ------------------ ---------------- ----------------
  $ 0.08                       533,817              8.7            $0.08
  $ 0.22                       581,149              9.5            $0.22
  $ 0.60                       306,320             10.0            $0.60
  $ 1.00                        52,500             10.0            $1.00

    At December 31, 1999, the Company had 437,500 warrants outstanding to purchase the Company's common stock at a price of $0.80 which expire in February 2008. The warrants were issued in connection with the Series A Preferred Stock financing.

    In July 1999, the Company entered into a senior debt agreement. In connection with the agreement the Company issued 116,279 warrants to purchase the Company's common stock with an exercise price of $2.15 which will expire in July 2009. Also in July 1999, the Company entered into an operating lease agreement for a new facility being constructed. In connection with the agreement, the Company issued 150,000 warrants to purchase the Company's common stock with an exercise price of $3.00 per share which will expire in July 2009. The fair value of these warrants as determined using the Black-Scholes model in accordance with SFAS 123 was de minimis.

                            PARADIGM GENETICS, INC.

     The activity for stock warrants is presented in the following table:

                            Shares   Weighted Average   Shares   Weighted Average
                          Underlying  Exercise Price  Underlying  Exercise Price
                           Warrants     Per Share      Warrants     Per Share
                          ---------- ---------------- ---------- ----------------
                                          Year Ended December 31,
                          -------------------------------------------------------
                                     1998                        1999
                          --------------------------- ---------------------------
Outstanding at beginning
 of year................        --        $  --        437,500        $0.80
Issued..................   437,500         0.80        266,279         2.63
Outstanding at end of
 year...................   437,500        $0.80        703,779        $1.49
Exercisable at end of
 year...................   437,500         0.80        703,779         1.49

     Subsequent to December 31, 1999, and in connection with an expansion of the July 1999 operating lease agreement for a new facility, the Company issued a further 60,000 warrants to purchase the Company's common stock with an exercise price of $5.00 per share. These warrants have an exercise period of 10 years. The Company will calculate the value of these warrants in accordance with SFAS No. 123 using the Black Scholes valuation method. The resulting fair value will be deferred and recognized as an increase to rent expense over the life of the related lease.

     The Company continues to apply APB No. 25 and related interpretations in accounting for the Plan. Had compensation costs for the Plan been determined based on the fair value at the grant date for awards under the Plan consistent with the methods of SFAS No. 123, the Company's net loss for the years ended December 31, 1998 and 1999 would have been increased to the pro forma amounts indicated below:

                                                            Net Loss   Net Loss
                                                          Per Share As Per Share
                              As Reported    Pro Forma      Reported   Pro Forma
                              ------------  ------------  ------------ ---------
1998 net loss................ $ (4,289,513) $ (4,293,951)    $(1.14)    $(1.15)
                              ============  ============     ======     ======
1999 net loss................ $(10,486,560) $(11,050,398)    $(2.48)    $(2.51)
                              ============  ============     ======     ======

     The per share weighted average fair value of stock options granted during fiscal 1998 and 1999 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1998 and 1999: expected dividend yield of 0%; risk free interest rate of 6.0% in 1998 and 6.1% in 1999; an expected option life of approximately five years; and a volatility factor of 0%.

                            PARADIGM GENETICS, INC.

11. Commitments

     The Company leases software under a noncancellable capital lease and leases office space and certain equipment under operating leases. Future minimum lease payments required under the leases at December 31, 1999 are as follows:

                                                           Capital   Operating
                                                           Leases      Leases
                                                          ---------  ----------
   2000.................................................. $ 128,560  $1,006,731
   2001..................................................   128,560   1,403,288
   2002..................................................   117,847   1,250,641
   2003..................................................             1,175,782
   Thereafter............................................             1,229,520
                                                          ---------  ----------
     Total minimum lease payments........................   374,967  $6,065,962
                                                                     ==========
   Less: amount representing interest....................   (52,042)
                                                          ---------
     Present value of net minimum lease payments.........   322,925
   Less: current portion.................................  (100,075)
                                                          ---------
     Long-term portion capital lease obligations......... $ 222,850
                                                          =========

     Rent expense under operating leases totaled $ 5,788, $282,206 and $519,802 for the period from inception (September 9, 1997) through December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

     In March 1998, the Company entered into an agreement with a consultant to identify collaboration opportunities for the Company. The consultant will receive a monthly fee for its services plus a success fee based on the amount of funding received by the Company under collaboration agreements entered into during the term of this consulting agreement.

     Based on the amount of funds received by the Company from its collaboration agreements through December 31, 1999, the Company has paid this consultant success fees of approximately $296,000. If the Company receives the maximum amount of funding under its existing collaboration agreements, approximately an additional $1.9 million in success fees will be required to be paid to this consultant.

12. Subsequent Events

     In January 2000, the Company sold 3,000,000 shares of Series C Preferred Stock to a group of investors for gross proceeds of $15,000,000 or $5.00 per share. The Series C Preferred Stock automatically converts into shares of the Company's common stock upon the effectiveness of a qualified initial public offering at a one-to-one conversion ratio.

                              [Inside Back Cover]



Text: Bioinformatics Backbone for Laboratory-validated Genomics
      FunctionFinder collects, stores, retrieves, analyzes, and performs data mining on gene function data to create knowledge

Graphics:
 . Photos of lab tech entering data into computers and networked equipment . Screen shot of Laboratory Information Management System
 .  Screen shot of splash page from FunctionFinder

                                       Shares

                         [PARADIGM GENETICS, INC. LOGO]

                                  Common Stock

                               ----------------
                                   PROSPECTUS

                               ----------------

                                   Chase H&Q

                                  J.P. Morgan

                         Pacific Growth Equities, Inc.

                                 Stephens Inc.

                                 -------------
                                       , 2000

                                 -------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

     Until       , 2000 (or 25 days after the date of this prospectus) all
dealers that buy, sell or trade Paradigm's common stock, whether or not participating in this offering may be required to deliver a prospectus. The delivery requirement is in addition to the dealers' obligation to deliver a prospectus when serving as underwriters and with respect to their unsold allotment or subscriptions.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

     The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

     SEC Registration Fee........................................... $   26,400
     Nasdaq National Market Listing Fee.............................     90,000
                                                                     ----------
     NASD Filing Fee................................................     10,500
                                                                     ----------
     Printing and Engraving Fees....................................    150,000
                                                                     ----------
     Legal Fees and Expenses........................................    375,000
                                                                     ----------
     Accounting Fees and Expenses...................................    325,000
                                                                     ----------
     Blue Sky Fees and Expenses.....................................     10,000
                                                                     ----------
     Transfer Agent and Registrar Fees..............................     10,000
                                                                     ----------
     Miscellaneous..................................................      3,100
                                                                     ----------
         Total...................................................... $1,000,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

     The amended and restated certificate of incorporation to be adopted in connection with our proposed reincorporation into Delaware provides that we shall indemnify, to the fullest extent authorized by the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of Paradigm Genetics, Inc. or is or was serving as an officer or director of another entity at our request, against all expense, loss or liability reasonably incurred or suffered in connection therewith. Our proposed amended and restated certificate of incorporation provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to us of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If we do not pay a proper claim for indemnification in full within 60 days after we receive a written claim for such indemnification, our bylaws authorize the claimant to bring an action against us and prescribes what constitutes a defense to such action.

     Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article Tenth of our amended and restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

   . from any breach of the director's duty of loyalty to us or our stockholders;

   . from acts or omissions that the director knew at the time of the breach knew or believed were clearly in conflict with the best interests of the corporation;

   .  under Section 174 of the Delaware General Corporation Law; and

   . from any transaction from which the director derived an improper personal benefit.

     We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

     Additionally, reference is made to the Underwriting Agreement filed as
Exhibit 1.1 hereto, which provides for indemnification by the underwriters of Paradigm, our directors and officers who sign the Registration Statement and persons who control Paradigm, under certain circumstances.

Item 15. Recent Sales of Unregistered Securities.

     In the three years preceding the filing of this Registration Statement, we have sold the following securities that were not registered under the
Securities Act. The following information gives effect to a   -for-   split of
our common stock effected on          , 2000.

     (a) Issuances of Capital Stock and Warrants

     The sale and issuance of the securities described in paragraphs (1) through (12) below were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Regulation D promulgated thereunder.

     (1) On September 9, 1997, we issued 4,400 shares of common stock the founders of the Company for $1.00 per share.

     (2) On February 12, 1998, we issued a common stock dividend of 851.2727 shares for each issued and outstanding share of common stock.

     (3) On February 12, 1998, we sold and issued a total of 4,625,000 shares of Series A Preferred Stock for $0.80 per share to two investors in a private placement. Each share of Series A Preferred Stock is convertible into one share of our common stock.

     (4) On February 12, 1998, we issued warrants to purchase an aggregate of 437,500 shares of our Series A Preferred Stock at an exercise price of $0.80 per share to two investors.

     (5) On February 12, 1998, we issued 375,000 shares of Series A Preferred Stock in exchange for the cancellation of notes payable of $300,000.

     (6) On March 6, 1998, we issued a total of 62,500 shares of Series A Preferred Stock in exchange for the cancellation of convertible debt of $50,000.

     (7) On May 29, 1998, we sold and issued a total of 2,500,000 shares of Series A Preferred Stock for $0.80 per share to two investors in a private placement.

     (8) On March 12, 1999, we sold and issued a total of 2,790,698 shares of Series B Preferred Stock for $2.15 per share to four investors in a private placement. Each share of our Series B Preferred Stock is convertible into one share of our common stock.

     (9) On January 19, 2000, we issued warrants to purchase an aggregate of 60,000 shares of common stock at an exercise price of $5.00 per share to one investor.

     (10) On July 20, 1999, we issued warrants to purchase an aggregate of 116,279 shares of common stock at an exercise price of $2.15 per share to one investor.

     (11) On July 27, 1999, we issued warrants to purchase an aggregate of 150,000 shares of common stock at an exercise price of $3.00 per share to one investor.

     (12) On January 21, 2000, we sold and issued a total of 3,000,000 shares of Series C Convertible Preferred Stock for $5.00 per share to five investors in a private placement. Each share of our Series C Convertible Preferred Stock is convertible into one share of our common stock.

     (b) Certain Grants and Exercises of Stock Options

     The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

     Pursuant to our 1998 Stock Option Plan, we have issued options to purchase an aggregate of 3,331,262 shares of common stock. Of these options:

   . options to purchase 120,559 shares of common stock have been canceled or lapsed without being exercised;

   . options to purchase 1,630,245 shares of common stock have been exercised; and

   . options to purchase a total of 1,580,458 shares of common stock are currently outstanding, at a weighted average exercise price of $1.01 per share.

Item 16. Exhibits and Financial Statement Schedules.

     (a) Exhibits

     Exhibit
     Number                        Description of Exhibit
     -------                       ----------------------
      1.1*   Form of Underwriting Agreement.
      3.1    Restated Articles of Incorporation of the Registrant.
      3.2*   Amended and Restated Certificate of Incorporation of the
             Registrant to be filed upon completion of this offering.
      3.3    By-laws of the Registrant.
      3.4*   Restated Bylaws of the Registrant to be effective upon completion of this offering.
      4.1*   Form of Common Stock Certificate.
      5.1*   Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
     10.1    Registrant's 1998 Stock Option Plan.
     10.2    Founder Employment Agreement, dated February 12, 1998, between the
             Registrant and John A. Ryals

     Exhibit
     Number                        Description of Exhibit
     -------                       ----------------------
     10.3    Founder Employment Agreement, dated February 12, 1998, between the
             Registrant and Scott J. Uknes
     10.4    Founder Proprietary Information and Inventions Agreement, dated
             February 12, 1998, between the Registrant and John A. Ryals
     10.5    Founder Proprietary Information and Inventions Agreement, dated
             February 12, 1998, between the Registrant and Scott J. Uknes


     10.6    Amended and Restated Registration Rights Agreement, dated January
             21, 2000, between the Registrant and certain Founders and
             Investors
     23.1    Consent of PricewaterhouseCoopers LLP
     23.2*   Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
             (see Exhibit 5.1)
     24.1    Powers of Attorney (see Page II-5)
     27      Financial Data Schedule -- 1997 and 1998
     27.1    Financial Data Schedule -- 1999

------------------
*  To be filed by amendment.

     (b) Financial Statement Schedules

     Financial Statement Schedules are omitted because the information is included in our financial statements or notes to those financial statements.

Item 17. Undertakings

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on February 18, 2000.

                                          PARADIGM GENETICS, INC.

                                                   /s/ John A. Ryals
                                          By: _________________________________
                                             John A. Ryals
                                             Chief Executive Officer and
                                             President

                               POWER OF ATTORNEY

     We the undersigned officers and directors of Paradigm Genetics, Inc., hereby severally constitute and appoint John A. Ryals and Ian A.W. Howes, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

              Signature                          Title                   Date
-------------------------------------- -------------------------- -------------------
        /s/ John A. Ryals              Chief Executive Officer,    February 18, 2000
______________________________________  President and Director
            John A. Ryals               (principal executive
                                        officer)
       /s/ Ian A. W. Howes             Vice President of Finance   February 18, 2000
______________________________________  and Chief Financial
           Ian A. W. Howes              Officer (principal
                                        financial and accounting
                                        officer)
      /s/ G. Steven Burrill            Director                    February 18, 2000
______________________________________
          G. Steven Burrill
       /s/ Dennis Dougherty            Director                    February 18, 2000
______________________________________
           Dennis Dougherty
       /s/ Terrance McGuire            Director                    February 18, 2000
______________________________________
           Terrance McGuire

              Signature                          Title                   Date
-------------------------------------- -------------------------- -------------------
         /s/ Michael Summers           Director                    February 18, 2000
______________________________________
           Michael Summers
          /s/ Robert Goodman           Director                    February 18, 2000
______________________________________
            Robert Goodman
           /s/ Henri Zinsli            Director                    February 18, 2000
______________________________________
             Henri Zinsli

                                 EXHIBIT INDEX

     Exhibit
     Number                        Description of Exhibit
     -------                       ----------------------
      1.1*   Form of Underwriting Agreement.
      3.1    Restated Articles of Incorporation of the Registrant.
      3.2*   Amended and Restated Certificate of Incorporation of the
             Registrant to be filed upon completion of this offering.
      3.3    By-laws of the Registrant.
      3.4*   Restated Bylaws of the Registrant to be effective upon completion of this offering.
      4.1*   Form of Common Stock Certificate.
      5.1*   Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
     10.1    Registrant's 1998 Stock Option Plan.
     10.2    Founder Employment Agreement, dated February 12, 1998, between the
             Registrant and John A. Ryals
     10.3    Founder Employment Agreement, dated February 12, 1998, between the
             Registrant and Scott J. Uknes
     10.4    Founder Proprietary Information and Inventions Agreement, dated
             February 12, 1998, between the Registrant and John A. Ryals
     10.5    Founder Proprietary Information and Inventions Agreement, dated
             February 12, 1998, between the Registrant and Scott J. Uknes
     10.6    Amended and Restated Registration Rights Agreement, dated January
             21, 2000, between the Registrant and certain Founders and
             Investors
     23.1    Consent of PricewaterhouseCoopers LLP
     23.2*   Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
             (see Exhibit 5.1)
     24.1    Powers of Attorney (See Page II-5)
     27      Financial Data Schedule -- 1997 and 1998
     27.1    Financial Data Schedule -- 1999

------------------
*  To be filed by amendment.